SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 20, 2008

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Materials for the Annual and Extraordinary General Meeting of Shareholders.

Rosh Ha'ayin, Israel May 20, 2008

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that the general meeting of shareholders constituting both an Annual General Meeting and an Extraordinary General Meeting (collectively, the “AGM”) of Partner Communications Company Ltd. (the “Company” or “Partner”) will be held on June 25, 2008 at 10:00 am. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel.

        It is proposed at the AGM to adopt the following resolutions:

(i)	to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company’s auditor for the period ending at the close of the next annual general meeting;

(ii)	to note the auditor’s remuneration for the year ended December 31, 2007, as determined by the Audit Committee and by the Board of Directors and to approve the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2007;

(iii)	to discuss and approve the Company’s audited financial statements for the year ended December 31, 2007 and the report of the Board of Directors for such period;

(iv)	to re-elect the following nine directors to the Company’s Board of Directors until the close of the next annual general meeting: Fok Kin-ning Canning; Chan Ting Yu; Chow Woo Mo Fong Susan; Galil Uzia; Gissin Erez; Lui Dennis Pok Man; Shachar Pesach; Shorer Amikam and Sixt Frank John, and to approve the compensation for two of them, Mr. Galil and Mr. Gissin. No change is made to the provisions of the directors’ indemnification and insurance policies, which will continue in full force and effect for the benefit of each director according to their existing terms;

(v)	to approve a change to the remuneration of the Company’s External Directors (dahatzim); and

(vi)	to approve the amended Company’s 2004 Share Option Plan.

        The vote of holders of a majority of Ordinary Shares is required for the approval of all items on the agenda.

        Only shareholders of record at the end of the day on May 23, 2008 (the “Record Date”) will be entitled to participate in and vote at the AGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the AGM in person.

        Shareholders who will not attend the AGM in person are requested to complete, date and sign the Proxy Card distributed herewith and to return it promptly (and in any event delivered at least two Business Days (as defined in the Articles of Association) prior to the date of the AGM in the pre-addressed envelope provided. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the commencement of the AGM, and vote their shares in person.

        The Articles of Association of the Company also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead at the AGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least two Business Days (as defined in the Articles of Association) prior to the date of the AGM.

        Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the AGM, will constitute a lawful quorum at the AGM. Should no lawful quorum be present one half hour following the time set for the AGM, the AGM shall be adjourned for July 3, 2008, at the same time and place.

        Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9AM to 5PM (Israel time), following coordination at telephone number +972-54-7814191.

By Order of the Board of Directors ROLY KLINGER, ADV. Vice President Legal and Regulatory Affairs and Joint Company Secretary

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 48103, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company” or “Partner”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting both an Annual General Meeting and an Extraordinary General Meeting (collectively, the “AGM”), to be held on June 25, 2008 commencing at 10:00 am (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

        It is proposed at the AGM to adopt the following resolutions:

(i)	to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company’s auditor for the period ending at the close of the next annual general meeting;

(ii)	to note the auditor’s remuneration for the year ended December 31, 2007, as determined by the Audit Committee and by the Board of Directors and to approve the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2007;

(iii)	to discuss and approve the Company’s audited financial statements for the year ended December 31, 2007 and the report of the Board of Directors for such period;

(iv)	to re-elect the following nine directors to the Company’s Board of Directors until the close of the next annual general meeting: Fok Kin-ning Canning; Chan Ting Yu; Chow Woo Mo Fong Susan; Galil Uzia; Gissin Erez; Lui Dennis Pok Man; Shachar Pesach; Shorer Amikam and Sixt Frank John, and to approve the compensation for two of them, Mr. Galil and Mr. Gissin. No change is made to the provisions of the directors’ indemnification and insurance policies, which will continue in full force and effect for the benefit of each director according to their existing terms;

(v)	to approve a change to the remuneration of the Company’s External Directors (dahatzim); and

(vi)	to approve the amended Company’s 2004 Share Option Plan.

Shareholders who will not attend the AGM in person are requested to complete, date and sign the Proxy Card distributed herewith and to return it promptly (and in any event delivered at least two Business Days (as defined in the Articles of Association) prior to the date of the AGM in the pre-addressed envelope provided. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the commencement of the AGM, and vote their shares in person. The Articles of Association of the Company also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead at the AGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least two Business Days (as defined in the Articles of Association) prior to the date of the AGM.

        Proxies for use at the AGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the end of the day on May 23, 2008 will be entitled to receive notice of, and to vote at the AGM. Proxies are being mailed to non-registered shareholders on or about May 20, 2008 and will be solicited primarily by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        On May 14, 2008, the Company had outstanding 157,463,353 Ordinary Shares, including 722,500 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the AGM.

        Registered joint holders of shares should take note that, pursuant to the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

        Holders of American Depositary Shares are not registered in the Company’s Shareholder Register but may instruct the Depositary, Bank of New York, as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their American Depositary Shares, in the manner and to the extent provided in the Depositary Agreement governing the American Depositary Shares.

ITEMS 1 AND 2 – RE-APPOINTMENT OF AUDITOR AND DETERMINATION
OF ITS REMUNERATION

        Under the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s auditor, and the Board of Directors is authorized to determine the auditor’s remuneration. Under the Company’s Articles of Association, the Board is required to report the auditor’s remuneration to the shareholders, which report requires the approval of shareholders. In addition, the approval by the Audit Committee of the auditor’s re-appointment and remuneration is required under the Nasdaq Corporate Governance Rules.

        The remuneration of Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group, the Company’s auditor for the year ended December 31, 2007 was NIS 4,480 thousand for auditing fees (including SOX audit), NIS 350 thousand for non – audit services, and 202 thousand for tax consultation services. Partner has agreed to indemnify Kesselman & Kesselman, and their personnel from any and all third party claims, liabilities, costs and expenses, including reasonable attorney’s fees, arising from or relating to services rendered under the engagement letter for the year 2007, except to the extent finally determined to have resulted from the gross negligence, willful misconduct or fraudulent behavior of Kesselman & Kesselman relating to such services.

        The Audit Committee has approved and the Board of Directors has recommended that Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group, be re-appointed as auditor of the Company for the period ending at the close of the next annual general meeting.

        It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED, that the Company’s auditor, Kesselman & Kesselman, be and is hereby re-appointed as the auditor of the Company for the period ending at the close of the next annual general meeting; and

(ii)	RESOLVED, that the remuneration of the auditor and its affiliates for the year 2007 as determined by the Audit Committee and by the Board of Directors is hereby noted and that the report by the Board of Directors of the remuneration of the auditor and its affiliates for the same period is hereby approved.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of these resolutions.

The Board of Directors recommends a vote FOR approval
of these proposed resolutions.

ITEM 3– DISCUSSION AND APPROVAL OF THE COMPANY’S AUDITED
FINANCIAL STATEMENTS

        The Board of Directors has approved, as required by the Israeli Companies Law, the audited financial statements of the Company for the year ended December 31, 2007, attached hereto as Annex “A”. These financial statements are distributed together with this Proxy Statement. Under the Israeli Companies Law together with the Company’s Articles of Association, shareholders’ discussion and approval are required for both the financial statements and the related report of the Board of Directors, which is attached hereto as Annex “B”. A representative of the Company’s auditor, Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group, is expected to be present at the AGM, and will be available to respond to appropriate questions from shareholders.

        It is proposed that at the AGM the following resolution be adopted:

“RESOLVED, that the audited financial statements of the Company for the year ended December 31, 2007 and the report of the Board of Directors for such period, are hereby approved.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval
of this proposed resolution.

ITEM 4 – RE-APPOINTMENT OF THE COMPANY’S DIRECTORS

        Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting unless otherwise provided in the Company’s Articles of Association. The elected directors shall commence their terms at the close of the AGM and serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association or unless otherwise provided in the Company’s Articles of Association.

        In accordance with Article 23.2.6 of the Company’s Articles and Section 22A3 of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998 (the “License”), notwithstanding any other provision of the Articles, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association). Founding Israeli Shareholders holding the requisite number of shares specified in Article 23.2.6 have appointed Mr. Amikam Shorer as a Qualified Israeli Director on June 22, 2005. For the sake of good order and as practiced in the prior three annual general meetings of the Company, Mr. Shorer’s re-appointment is brought to the shareholders approval, subject to the aforementioned rights of the Founding Israeli Shareholders.

        All the nine (9) directors listed below will terminate their office as directors of the Company as of the end of the AGM. It is proposed that these directors be re-elected until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association. Mr. Amikam Shorer will continue to serve as the Qualified Israeli Director. Dr. Michael Anghel will continue to serve as external director (Dahatz) of the Company and Mr. Moshe Vidman will continue to serve as external director (Dahatz) of the Company. The directorship of the external directors (Dahatz) shall continue without any changes, other than as described in Item 5 below.

        The Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law. Dr. Michael Anghel, Mr. Moshe Vidman and Mr. Erez Gissin were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law.

        The Audit Committee and Board of Directors have noted the respective personal interests of Messers. Galil and Gissin and of the nine directors to be re-elected and resolved that the compensation for Messers. Galil and Gissin, commencing from March 6, 2008, for their respective services to the Company as directors shall be equal to: (i) an annual fee of NIS180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (whether participating in person, by means of communication, or in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand) (the “Compensation”), plus reimbursement of certain expenses.

        The Audit Committee and Board of Directors have resolved that no change is made to the respective existing terms of the indemnification and of the insurance policies of the nine directors to be re-elected, which terms will continue in full force and effect.

        Proxies (other than those directing the proxy holders not to vote for all of the listed nominees) will be voted for the election of all of the nine (9) nominees, to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association. In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Name	Position

Fok Kin-ning, Canning	Director and Chairman of the Board of Directors

Chan Ting Yu	Director

Chow Woo Mo Fong, Susan	Director

Galil Uzia	Director

Gissin Erez	Director

Lui Dennis Pok Man	Director

Shachar Pesach	Director

Shorer Amikam	Director

Sixt Frank John	Director

        Fok Kin-ning, Canning has been a director of Partner since May 1998 and the Chairman of its Board of Directors since that time. Mr. Fok has been an Executive Director of Hutchison Whampoa Limited since 1984 and its Group Managing Director since 1993. He also serves as the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Hongkong Electric Holdings Limited and Ommaney Holdings Limited (formerly known as “Hutchison Telecommunications Limited”, the holding company of the telecommunications interests of Hutchison Whampoa Limited). In addition, Mr. Fok is the Co-Chairman of Husky Energy Inc. and the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited. He is also a Director of Cheung Kong (Holdings) Limited. Mr. Fok holds a Bachelor of Arts degree from St. John’s University in Minnesota, United States, and a diploma in financial management from the University of New England in Australia. He is a member of the Australian Institute of Chartered Accountants. Mr. Fok was nominated as a director, and as the Chairman of the Board of Directors, by Advent Investments Pte Ltd.

        Chan Ting Yu was a director of Partner from October 1997 to March 2000 and became a director again in May 2001. He is a member of the Executive Committee and the Compensation Committee. Mr. Chan is an Executive Director of Hutchison Telecommunications International Limited. Since joining the Hutchison Whampoa group, he has been closely involved in the management and development of Hutchison’s telecommunications business internationally. Mr. Chan holds a Bachelor of Arts degree, a Bachelor of Laws degree, and a Postgraduate Certificate in Laws. Mr. Chan was nominated as a director, and as a member of the Executive Committee, by Advent Investments Pte Ltd.

        Chow Woo Mo Fong, Susan has been a director of Partner since August 1998. Mrs. Chow has been an Executive Director of Hutchison Whampoa Limited since 1993 and its Deputy Group Managing Director since 1998. Mrs. Chow is also an Executive Director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and Hongkong Electric Holdings Limited and a Director of Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, TOM Group Limited and Ommaney Holdings Limited (formerly known as “Hutchison Telecommunications Limited”). She is a solicitor and holds a Bachelor’s degree in Business Administration. Mrs. Chow was nominated as a director by Advent Investments Pte Ltd.

        Galil Uzia has been a director of Partner since August 1999. Mr. Galil currently serves as Chairman and Chief Executive Officer of Uzia Initiatives and Management Ltd., a company specializing in the promotion and nurturing of new businesses associated with mobile communication, electronic commerce and medical information media, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as President and Chief Executive Officer of Elron Electronics Industries Ltd., an Israeli high technology holding company, which he founded and of which he also served as Chairman of the Board. From January 1981 until leaving Elron, Mr. Galil also served as Chairman of the Board of Directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the Boards of Directors of Elbit Systems Ltd., a defense electronics affiliate of Elron, and all other private companies held in the Elron portfolio. Mr. Galil currently serves as a member of the Boards of Directors of Orbotech Ltd., NetManage Inc., and as Chairman of Zoran Corporation. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil holds a M.S. in Electrical Engineering from Purdue University and a B.S. from the Technion. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weitzman Institute of Science, an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from the Ben-Gurion University of the Negev in Israel and the Solomon Bublick prize laureate from the Hebrew University of Jerusalem. In 1997 he was awarded the prestigious Israel Prize for his contribution to the development of the Israeli hi-tech industry. Until April 20, 2005, Mr. Galil had been a director nominated by Elbit.COM. Since then, and until the end of the AGM, Mr. Galil is a director nominated by Advent Investments Pte Ltd. The Company believes that it is in the Company’s interest to continue benefitting from Mr. Galil’s outstanding and unique qualifications and experience.

        Gissin Erez has been a director of Partner since August 1998. Mr. Gissin was determined by the Board of Directors as an “accounting and financial expert” and he is currently a member of the Executive Committee and the Audit Committee. Since April 2005, Mr. Gissin has been a private investor through his management and investment company. For the prior five years, Mr. Gissin has been the CEO of IP Planet Network Ltd., an Israeli telecommunication company providing satellite broadband services. Previously, he was the Vice President of Business Development of the Eurocom Group, an Israeli leader in telecom and internet products and services. Mr. Gissin holds a Bachelor of Science in Industrial Engineering from Tel Aviv University and an MBA degree from Stanford University, California. Until April 20, 2005 Mr. Gissin had been a director nominated by Eurocom. Since then and until September 12, 2005, Mr. Gissin served as a director and member of the Executive Committee, on behalf of Advent Investments Pte Ltd. Since then, Mr. Gissin has been an independent director and serves on the Executive Committee and the Audit Committee of the Company.

        Lui Dennis Pok Man has been a director of Partner since April 2004 and is the Chairman of the Executive Committee and the Chairman of the Compensation Committee. Mr. Lui is an Executive Director and the Chief Executive Officer of Hutchison Telecommunications International Limited. He first joined the Hutchison Whampoa Group in 1986 and was the managing director in charge of the mobile telecommunications, land-line, multi-media, internet and paging businesses in Hong Kong, China, Taiwan and Macau from 1996 to April 2000. Mr. Lui rejoined the Hutchison Whampoa group in May 2001 as group managing director of HTI (1993) Holdings Limited (“HTI”), overseeing all the telecommunications operations and new business development of HTI and its subsidiaries. He holds a Bachelor of Science degree from the University of Oregon. Mr. Lui was nominated as a director, and as a member of the Executive Committee, by Advent Investments Pte Ltd.

        Shachar Pesach has been a director of Partner since May 1998 and is a member of the Executive Committee. For 21 years he was the General Manager, founder, and a shareholder in Nogay Ltd., a telecommunications consulting firm active in numerous high-tech projects in Israel and overseas. In that capacity, he advised Hutchison on the prospects in the cellular market in Israel, established the Partner shareholder consortium and advised Hutchison on the bidding for the license and launch of operations. Mr. Shachar served 28 years in the Israel Defense Forces Signal Corps and Air Force/Telecommunications, reaching the rank of Colonel. Mr. Shachar was nominated as a director and as a member of the Executive Committee, by Advent Investments Pte Ltd.

        Shorer Amikam has been a director of Partner since June 2005. He was nominated as director by our Founding Israeli Shareholders. Mr. Shorer has served as Executive Vice President of Business Affairs and the General Counsel of Eurocom Group, an Israeli leader in telecom and internet products and services, since 2000. Mr. Shorer also serves as a director in several companies within the Eurocom Group. Mr. Shorer holds an LLB degree from Bar-Ilan University.

        Sixt Frank John has been a director of Partner since May 1998. Mr. Sixt has been an Executive Director of Hutchison Whampoa Limited since 1991 and its Group Finance Director since 1998. He is the Chairman of TOM Group Limited. He is also an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited and a Director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Husky Energy Inc., and Ommaney Holdings Limited (formerly known as “Hutchison Telecommunications Limited”). He holds a Bachelor of Arts degree and a Master of Arts degree from McGill University and a Bachelor’s degree in Civil Law from the University of Montreal and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada. Mr. Sixt was nominated as a director by Advent Investments Pte Ltd.

        It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED, that Messrs. Fok Kin-ning Canning, Chan Ting Yu, Galil Uzia, Gissin Erez, Lui Dennis Pok Man, Shachar Pesach, Shorer Amikam, Sixt Frank John and Mrs. Chow Woo Mo Fong Susan are re-elected to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association; and

(ii)	RESOLVED, that the Compensation of Messers. Galil and Gissin, plus reimbursement of expenses, are hereby approved. No change is made to the respective existing terms of the indemnification and insurance policies of the nine directors so re-elected, which terms will continue in full force and effect; and

(iii)	RESOLVED, that these resolutions are in the best interest of the Company.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval
of this proposed resolution.

ITEM 5– CHANGING THE REMUNERATION OF EXTERNAL DIRECTORS

        Under the Israeli Companies Law and regulations promulgated under the Israeli Companies Law, the Companies Regulations (Rules for the Compensation and Expenses for an External Director), 2000, as amended from time to time (the “Regulations”), the remuneration with which we wish to provide our External Directors (Dahatzim) requires the approval of shareholders.

        The Regulations allow for several methods of remuneration of the External Directors (Dahatzim). The Regulations also allow for reimbursement of certain expenses to External Directors (Dahatzim).

        Recent amendments to the Regulations recognized the increased burden on, and responsibility of, the External Directors (Dahatzim) and permitted companies to increase the External Directors remunaration. We, therefore, wish to increase the remunaration we pay our External Directors (Dahatzim). The Regulations allow the Company to remunerate the External Directors according to the “relative method,” which is relative to the remuneration that a company pays its “other directors.” The term “other directors” is defined in the Regulations. It generally includes directors who are not external directors (dahatzim) in that company, controlling–party directors, directors holding another position in the company, holding a position in that company’s controlling party or in an entity controlled by that controlling party, or directors who provide additional services on an-ongoing-basis to the company, the controlling party or to a company controlled by that company’s controlling party. We wish to remunerate our External Directors (dahatzim) according to the “relative method” of remuneration under the Regulations by paying our External Directors the same remuneration that the company will pay its two “other directors”; Messrs. Galil and Gissin (as discussed in Item 4 above). Therefore, subject to approval by the shareholders of the resolutions in Item 4 above, we wish to pay our External Directors (dahatzim), commencing from March 6, 2008, an annual fee of NIS 180,000 (one hunderd and eighty thousand NIS) per annum and an attendance fee of NIS 4,000 (four thousand) per meeting, applicable from the fifth meeting per year (whether participating in person, by means of communication, or in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand) as previously approved by the shareholders, (the “Remuneration”) plus reimbursement of certain expenses.

        The Audit Committee and Board of Directors have noted the personal interest of Dr. Anghel and Mr. Vidman, approved the payment of the Remuneration to each of Dr. Michael Anghel and Mr. Moshe Vidman, approved the reimbursement of expenses to them as set forth in the Regulations, and resolved that in the event options will be granted to Company directors, the Company will grant options to the External Direcrtors in a manner complying with the Regulations. No change is made to the respective existing terms of the indemnification and insurance policies of the two External Directors, which terms will continue in full force and effect. It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED, subject to approval by the shareholders of the resolutions included in Item 4 above,to approve the payment of the Remuneration to each of Dr. Michael Anghel and Mr. Moshe Vidman. In the event that options will be granted to Company directors, the Company will grant options to External Directors in a manner complying with the Regulations. No change is made to the respective existing terms of the indemnification and insurance policies of the two External Directors, which terms will continue in full force and effect; and

(ii)	RESOLVED, to approve the reimbursement of expenses as set forth in the Regulations to each such External Director (Dahatz); and

(iii)	RESOLVED, that these resolutions are in the best interest of the Company.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 6– APPROVAL OF THE AMENDED COMPANY’S 2004 SHARE
OPTION PLAN

        The Company has adopted on July 12, 2004 (the “Effective Date”), the 2004 Share Option Plan (the “Option Plan”). The Board of Directors approved on March 26, 2008, certain amendments to the Option Plan. The Company is seeking shareholders approval for the amended Option Plan.

        The Option Plan is intended to promote the interests of the Company and its shareholders by providing employees, directors (as clarified by the amendment), officers and advisors of the Company with appropriate incentives and rewards to encourage them to enter into and continue in the employ of, or service to, the Company and to acquire a proprietary interest in the long-term success of the Company.

        The exersice price of options granted under the Option Plan is determined by the Board of Directors’ committee aministering the Option Plan (the “Committee”), which takes into consideration the fair-market value of the Ordinary Shares at the time of grant (as specified in the Option Plan). The options shall generally become vested over a four-year period, unless otherwise set by the Committee. The exercise period of an option is determined by the Committee and will not exceed ten years from the grant date thereof. The Option Plan shall terminate on July 11th, 2014, after which no further Options may be issued but the provisions of the Option Plan shall remain in full force and effect to the extent necessary to give effect to the exercise of any options granted or exercised prior thereto or otherwise as may be required in accordance with the provisions of the Option Plan.

        On the Effective Date, the total number of authorized and unissued Ordinary Shares reserved for issuance upon exercise of all options granted under the Plan was not to exceed 5,775,000 Ordinary Shares, which then represented approximately 3.15% of the total issued share capital of the Company. Conditional upon applicable approvals being obtained, the aforesaid limit shall be increased by 8,142,000 Ordinary Shares to not exceeding a total of 13,917,000 Ordinary Shares which represents approximately 8.84% of the total issued share capital of the Company as of March 31, 2008 (a date proximate to the Board of Directors’ approval date) and as of April 30, 2008,, as may be adjusted in accordance with the Option Plan. As of April 30, 2008, only 121,500 options were available for grant under the Option Plan. The Company wishes to be able to grant further options under the Option Plan.

        The Company wishes to amend the Option Plan to allow, upon resolution of the Company’s Board of Directors and compliance with other conditions specified therein, grantees of options to exercise their vested options through a cashless-exercise procedure during certain periods. Upon a cashless exercise, each vested option will entitle its holder to purchase Ordinary Shares in accordance with a formula set forth in the Option Plan, which generally reflects the number of vested options to be exercised, the exercise price thereof and the then fair market value of an Ordinary Share. Cashless exercise of vested options is available in the share option plans of leading Israeli companies.

        Under the Option Plan, the Committee may accelerate the exercisability of granted options, under certain conditions. The Company wishes to amend the Option Plan to clarify the acceleration process under two scenarios, a change in control and a voluntary winding-up. The first scenario deals with a “Change in Control,” generally covering events such as (i) the acquisition which results in holding, directly or indirectly, of the power to control at least 50% of the Company’s share capital, to elect or appoint at least 50% of the Board of Directors, or to direct the management and policies of the Company, (ii) a merger, consolidation or similar transaction (including an arrangement) of the Company following which the Company is not a surviving corporation; (iii) a merger, consolidation or similar transaction (including an arrangement) following which the holders of voting securities of that other company hold, in the aggregate, 50% or more of all outstanding Ordinary Shares of the Company resulting from such transaction; or (iv) the sale, lease or exchange of all or substantially all of the property of the Company, other than in the ordinary course of business of the Company or to its subsidiary; provided, that any event or transaction contemplated in sub-paragraph (i), (ii) or (iii) shall not constitute a Change in Control if following such event or transaction, 50% or more of voting securities of the Company remain held directly or indirectly by the ultimate shareholder prior to such event or transaction or any company or other person controlled directly or indirectly in any manner whatever whether through the ownership of voting securities or otherwise in fact by such ultimate shareholder. In the event that within six months after a Change in Control of the Company a grantee’s employment with or service to the Company is terminated by, or a grantee receives a notice of termination from, the Company for any reason (other than termination for “cause”), the options granted to such grantee shall be automatically and immediately accelerated so that all such options shall become vested and exercisable within thirty days after the date of termination of employment or service. All outstanding options so vested which are not exercised within the thirty days after the date of termination of employment or service shall terminate and cease to be outstanding upon the expiry of the aforesaid thirty-day period.

        The second scenario deals with a resolution to voluntarily wind-up the Company. In such event, any option holder may, under certain conditions, exercise the holder’s vested options, in full or in part, and shall be entitled in respect of the ordinary shares issued upon the exercise of these vested options, to participate in the distribution of the Company’s assets available in liquidation.

        The foregoing description is only a summary and is qualified in its entirety by reference to the full text attached hereto.

        The Board of Directors noted that, in accordance with the Option Plan, certain amendments are subject to the approval of the Shareholders of the Company. The amendments that are proposed by the Company are reflected by the annotations in the Option Plan attached hereto as Annex C-1 (the “Amended Plan”). The Board of Directors noted that the proposed material amendments to the Option Plan are in line with the common practice that prevails in the Israeli market.

        The Company’ Board of Directors has noted that having an attractive option plan (and available options to grant thereunder) has value both as an incentive as well as a retention tool, since it would encourage the Company’s team to develop and enhance the Company’s business and also would encourage others to join the Company. The Company’ Board of Directors has also noted that recruiting the top and best people to join the Company is and was key to maintaining the Company’s leading position in the market and, therefore, is in the best interest of the Company.

        The Board of Directors of the Company has resolved to approve, and to recommend to the Shareholders of the Company for approval, the Amended Plan including, inter alia, the reservation for issuance of options under the Option Plan of additional 8,142,000 authorized and unissued Ordinary Shares and the other amendments described above. The Company’s Board of Directors also resolved that the abovementioned resolutions are in the best interest of the Company. The Amended Plan is to be brought to the approval of the Company’s shareholders and, to the Company’s understanding, certain amendments in the Option Plan were approved by the shareholders of Hutchison Telecommunications International Limited, and are brought to the approval of the shareholders of Hutchison Whampoa Limited (“HWL”), (both companies having their respective shares listed on the Stock Exchange of Hong Kong) according to the requirments of The Stock Exchange of Hong Kong Ltd. (such HWL approval, the “HWL Approval”); and, hence, the Amended Plan will enter into force only after, and is subject to, the Company’s shareholders approval and the HWL Approval.

        It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED, that the Amended Plan, substantially in the form attached hereto as Annex C-2, is hereby approved, including, inter alia, the reservation for issuance of options of additional 8,142,000 authorized and unissued Ordinary Shares under the Amended Plan; and

(ii)	RESOLVED, that the Amended Plan will enter into force after, and is subject to, the HWL Approval; and

(iii)	RESOLVED, that the abovementioned resolutions are in the best interest of the Company”.

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

RESTRICTIONS ON VOTING RIGHTS

        Partner conducts its operations pursuant to licenses granted to Partner by the Minister of Communications of the State of Israel. Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner’s License contain provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications in Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered as dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

        Any shareholder seeking to vote at the AGM must notify the Company prior to the vote, if any of the shareholder’s holdings in Partner or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of Partner’s License (a translation of Sections 21-24 of the License is attached hereto as Annex “D”). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

By Order of the Board of Directors ROLY KLINGER, ADV. Vice President Legal and Regulatory Affairs and Joint Company Secretary

Dated: May 20, 2008

Annex "A"

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2007 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2007 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in thousands.

Report of Independent Registered Public Accounting Firm

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have completed integrated audits of Partner Communications Company Ltd.‘s (collectively – “the Company” or “Partner”) 2007 and 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2007, and an audit of its 2006 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Partner as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Partner at December 31, 2007 and 2006, and the results of their operations, changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in notes 1o and 9h to the consolidated financial statements, effective January 1, 2007 the company changed its method of accounting for uncertainty in income taxes. In addition, as discussed in note 1s, effective January 1, 2006, the company changed its method of accounting for share-based payment.

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
May 5, 2008	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers
International Limited

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2006	2007	2007
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	77,547	148,096	38,507
Accounts receivable (note 11a):
Trade	964,309	1,120,842	291,431
Other	65,533	55,273	14,371
Inventories (note 11b)	126,466	143,022	37,187
Deferred income taxes (note 9d)	40,495	46,089	11,984

T o t a l current assets	1,274,350	1,513,322	393,480

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade (note 11a)	274,608	446,899	116,198
Funds in respect of employee rights upon retirement (note 6)	80,881	88,522	23,017

	355,489	535,421	139,215

FIXED ASSETS, net of accumulated depreciation and
amortization (note 2)	1,747,459	1,734,964	451,108

LICENSE, DEFERRED CHARGES AND OTHER
INTANGIBLE ASSETS, net of accumulated amortization (note 3)	1,247,084	1,153,926	300,033

DEFERRED INCOME TAXES (note 9d)	76,139	93,745	24,375

T o t a l assets	4,700,521	5,031,378	1,308,211

        Date of approval of the financial statements: April 7, 2008

David Avner	Emanuel Avner	Moshe Vidman
Chief Executive Officer	Chief Financial Officer	Director

	December 31
	2006	2007	2007
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities (notes 4, 11e)	40,184	28,280	7,353
Accounts payable and accruals:
Trade	690,424	749,623	194,910
Other (note 11c)	281,403	375,510	97,637
Parent group - trade (note 12)	15,830	3,405	885

T o t a l current liabilities	1,027,841	1,156,818	300,785

LONG-TERM LIABILITIES:
Bank loans, net of current maturities (note 4)	272,508
Notes payable (note 5)	2,016,378	2,072,636	538,907
Liability for employee rights upon retirement (note 6)	113,380	131,960	34,311
Other liabilities (note 11e)	15,947	14,492	3,768

T o t a l long-term liabilities	2,418,213	2,219,088	576,986

COMMITMENTS AND CONTINGENT LIABILITIES (note 7)

T o t a l liabilities	3,446,054	3,375,906	877,771

SHAREHOLDERS' EQUITY (note 8):
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2006 and 2007 - 235,000,000 shares;
issued and outstanding -
December 31, 2006 - 154,516,217 shares and
December 31, 2007 - 157,320,770 shares	1,545	1,573	409
Capital surplus	2,452,682	2,544,943	661,712
Accumulated deficit	(1,199,760)	(891,044)	(231,681)

T o t a l shareholders' equity	1,254,467	1,655,472	430,440

	4,700,521	5,031,378	1,308,211

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2005	2006	2007	2007
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands (except per share data)

REVENUES - net:
Services	4,619,932	5,027,310	5,328,739	1,385,527
Equipment	503,007	579,401	784,905	204,083

	5,122,939	5,606,711	6,113,644	1,589,610
COST OF REVENUES:
Services	3,022,480	3,085,507	3,101,588	806,445
Equipment	743,872	811,760	1,001,488	260,397

	3,766,352	3,897,267	4,103,076	1,066,842

GROSS PROFIT	1,356,587	1,709,444	2,010,568	522,768

SELLING AND MARKETING EXPENSES	272,900	307,592	370,183	96,251
GENERAL AND ADMINISTRATIVE EXPENSES	180,781	183,460	235,865	61,327

	453,681	491,052	606,048	157,578

OPERATING PROFIT	902,906	1,218,392	1,404,520	365,190
FINANCIAL EXPENSES, net (note 11f)	345,448	166,442	126,317	32,844

INCOME BEFORE TAXES ON INCOME	557,458	1,051,950	1,278,203	332,346
TAXES ON INCOME (note 9)	202,898	370,675	338,417	87,992

INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE
IN ACCOUNTING PRINCIPLES	354,560	681,275	939,786	244,354
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A
CHANGE IN ACCOUNTING PRINCIPLES, net of tax		1,012

NET INCOME FOR THE YEAR	354,560	682,287	939,786	244,354

EARNINGS PER SHARE ("EPS"):
Basic:
Before cumulative effect	2.19	4.43	6.01	1.56

Cumulative effect		0.01

	2.19	4.44	6.01	1.56

Diluted:
Before cumulative effect	2.17	4.40	5.96	1.55

Cumulative effect		0.01

	2.17	4.41	5.96	1.55

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	161,711,125	153,633,758	156,414,684	156,414,684

Diluted	163,617,272	154,677,685	157,787,009	157,787,009

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital
	Number of shares	Amount	Receivables in respect of shares issued	Capital surplus	Accumulated deficit	Total
		( I n t h o u s a n d s )

New Israeli Shekels:
BALANCE AT DECEMBER 31, 2004	184,037,221	1,840	(2,260)	2,338,377	(750,882)	1,587,075
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2005:
Repurchase of Company's shares (including purchase cost of NIS
17,591,000)	(33,317,933)	(333)			(1,091,508)	(1,091,841)
Exercise of options granted to employees	1,809,000	18	2,260	34,875		37,153
Income tax benefit in respect of exercise of options granted to
employees				4,820		4,820
Employee share-based compensation expenses				10,353		10,353
Dividend					(86,769)	(86,769)
Net income					354,560	354,560

BALANCE AT DECEMBER 31, 2005	152,528,288	1,525	--	2,388,425	(1,574,599)	815,351
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2006:
Exercise of options granted to employees	1,987,929	20		44,312		44,332
Cumulative effect, at beginning of year, of a change in
accounting principles				(1,012)		(1,012)
Employee share-based compensation expenses				20,957		20,957
Dividend					(307,448)	(307,448)
Net income					682,287	682,287

BALANCE AT DECEMBER 31, 2006	154,516,217	1,545	--	2,452,682	(1,199,760)	1,254,467
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2007
Exercise of options granted to employees	2,804,553	28		75,509		75,537
Employee share-based compensation expenses				16,752		16,752
Dividend					(631,070)	(631,070)
Net income					939,786	939,786

BALANCE AT DECEMBER 31, 2007	157,320,770	1,573		2,544,943	(891,044)	1,655,472

Convenience translation into u.s. dollars (note 1a):
BALANCE AT JANUARY 1, 2007	154,516,217	402		637,723	(311,950)	326,175
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2007
Exercise of options granted to employees	2,804,553	7		19,633		19,640
Employee share-based compensation expenses				4,356		4,356
Dividend					(164,085)	(164,085)
Net income					244,354	244,354

BALANCE AT DECEMBER 31, 2007	157,320,770	409		661,712	(231,681)	430,440

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2005	2006	2007	2007
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	354,560	682,287	939,786	244,354
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	683,503	622,434	603,425	156,897
Employee share-based compensation expenses	10,353	20,957	16,752	4,356
Liability for employee rights upon retirement	9,430	11,142	18,580	4,831
Deferred income taxes	198,079	35,231	(23,200)	(6,032)
Income tax benefit in respect of exercise of options
granted to employees	4,820
Accrued interest, exchange and linkage
differences on (erosion of) long-term liabilities	108,411	(4,646)	59,980	15,595
Amount carried to deferred charges	(13,820)
Capital loss on sale and disposal of fixed assets	493	274	1,267	329
Cumulative effect, at beginning of year, of a change
in accounting principles		(1,012)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(262,262)	(254,748)	(328,824)	(85,496)
Other	(26,970)	30,952	10,260	2,668
Increase (decrease) in accounts payable and accruals:
Trade	112,857	(58,568)	100,817	26,213
Other	(75,884)	49,923	85,885	22,331
Parent group - trade	10,513	5,317	(12,425)	(3,231)
Increase (decrease) in asset retirement obligations	(92)	1,069	528	137
Decrease (increase) in inventories	(107,667)	82,857	(16,556)	(4,305)

Net cash provided by operating activities	1,006,324	1,223,469	1,456,275	378,647

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(498,851)	(344,206)	(531,782)	(138,268)
Acquisition of optic fibers activity		(71,125)
Proceeds from sale of fixed assets	16	73	43	(11)
Purchase of additional spectrum	(41,542)	(27,690)
Payments in respect of land line license		(300)	(700)	(182)
Funds in respect of employee rights upon retirement	(6,315)	(5,438)	(7,641)	(1,986)

Net cash used in investing activities	(546,692)	(448,686)	(540,080)	(140,425)

(Continued) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2005	2006	2007	2007
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of capital lease	(1,893)	(3,620)	(8,532)	(2,218)
Repurchase of company's shares (including purchase
cost of NIS 17,591,000)	(1,091,841)
Issuance of notes payable under a prospectus, net of
issuance costs	1,929,223
Redemption of notes payable	(793,100)
Proceeds from exercise of stock options granted to
employees	37,153	44,332	75,537	19,640
Windfall tax benefit in respect of exercise of options
granted to employees		643	1,167	303
Dividend paid	(41,773)	(352,444)	(624,015)	(162,250)
Long-term bank loans received	359,000
Repayment of long-term bank loans	(857,004)	(390,155)	(289,803)	(75,351)

Net cash used in financing activities	(460,235)	(701,244)	(845,646)	(219,876)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(603)	73,539	70,549	18,344
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	4,611	4,008	77,547	20,163

CASH AND CASH EQUIVALENTS AT
END OF YEAR	4,008	77,547	148,096	38,507

SUPPLEMENTARY DISCLOSURE OF CASH
FLOW INFORMATION - cash paid during the year:
Interest	235,854	149,728	99,560	25,886

Income taxes (net of refund of approximately NIS 74
million)	30,840	317,099	301,554	78,407

Supplementary information on investing and financing activities not involving cash flows

At December 31, 2005, 2006 and 2007, trade payables include NIS 90.3 million, NIS 201.8 million and NIS 160 million ($ 42 million), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2005 trade payables included NIS 27.7 million in respect of acquisition of additional spectrum.

At December 31, 2007, tax withholding related to dividend of approximately NIS 7 million is outstanding.

At December 31, 2005, dividend payable of approximately NIS 45 million was outstanding.

During 2005 and 2007, the Company has undertaken a capital lease with respect to fixed assets in the amount of NIS 15.8 million and NIS 7.4 million ($2 million), respectively.

These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

Nature of operations:

1)	Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network in Israel. The Company is a subsidiary of Hutchison Telecommunications International Limited (“HTIL”).

2)	The Company was incorporated on September 29, 1997, and operates under a license granted by the Ministry of Communications to operate a cellular telephone network for a period of 10 years beginning April 7, 1998. The Company commenced full commercial operations on January 1, 1999.

The Company paid a “one-time” license fee of approximately new Israeli shekels (NIS) 1.6 billion which is presented under “license, deferred charges and other intangible assets”. The Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

In December 2001, the Company was awarded additional spectrum (2G band (1800MHz) and third generation (3G) UMTS band (1900MHz and 2100MHz)). Following the award of the above spectrum, the Company’s license was amended and extended through 2022.

In consideration for the above additional spectrum the Company paid NIS 180 million for the 2G spectrum, and NIS 220 million for the 3G spectrum.

The Company launched its 3G network on December 1, 2004.

Under the terms of the amended license, the Company provided a bank guarantee in NIS equivalent of USD 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

On August 14, 2006 the Company was awarded a temporary license from the Ministry of Communications for the offering of transmission services in consideration of NIS 300,000. In August 2007 the temporary transmission services license was converted into the special general license for domestic fixed services. The license is for a period of 20 years. The license was awarded to Partner Land-Line Communication Solutions (“Partner Land Line”) – a limited Partnership under the Company’s control. An additional NIS 700,000 was paid upon the Company’s receipt of the license.

Under the terms of the license, the Company provided a bank guarantee in NIS equivalent of NIS 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

3)	On July 3, 2006 the Company acquired MED I.C-1 (1999) Ltd. (“Med 1”) transmission activity including 900 kilometers of transmission fiber for approximately NIS 71 million in cash. The Company purchased Med-1 transmission network to lower its transmission expenses and to have the ability to provide its customers with additional services. As from July 3, 2006 the transmission activity has been included in the financial results.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company has adopted Financial Accounting Standards “SFAS” No. 141, Business Combinations. In accordance with the FAS when a corporation and one or more incorporated or unincorporated businesses are combined into one entity, the purchase price paid by an acquiring entity should be allocated to the identifiable individual assets acquired and liabilities assumed based on their fair values, with the remaining unallocated purchase price recorded as goodwill.

The fair value of the acquisition was NIS 106 million. In accordance with SFAS 141, since the fair value exceeds the purchase price, the excess of fair value over the purchase price was allocated pro-rata between the acquired tangible and intangible assets.

The Company allocated the purchase price paid for Med 1‘s transmission activity as follows (see also note 1: e, f):

	NIS in thousands	Estimated Remaining Useful Life

Fixed assets	52,632	10 years
Customer Relationships
with Carriers	10,669	7 years
Customer Relationships
with Business Customers	7,824	5 years

	71,125

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

Functional currency and reporting currency

The functional currency of the Company and its subsidiary and Partnership (together – The Group) is the local currency New Israeli Shekels – NIS. The consolidated financial statements have been drawn up on the basis of the historical cost of Israeli currency and are presented in NIS.

Convenience translation into U.S. dollars (“dollars” or “$”)

The NIS figures at December 31, 2007 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2007 ($1 = NIS 3.846). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary and Partnership.

2)	Intercompany balances and transactions between the Group’s entities have been eliminated.

c.	Inventories

Inventories of cellular telephones (handsets) and accessories are stated at the lower of cost or estimated net realizable value. Cost is determined on the “first-in, first-out”basis.

The Company determines its allowance for inventory obsolescence and slow moving inventory, based upon expected inventory turnover, inventory aging and current and future expectations with respect to product offerings.

d.	Non-marketable securities

These investments are stated at cost, less provision for impairment losses. The balance of these investments is fully impaired.

e.	Fixed assets:

1)	These assets are stated at cost.

2)	Direct consultation and supervision costs and other direct costs relating to setting up the Company’s communications network and information systems for recording and billing calls are capitalized to cost of the assets.

3)	Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets – incurred until installation of the fixed assets is completed – are capitalized to cost of such assets.

4)	Assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Communications network (*)	10 - 20
(mainly 15)
Computers, hardware and software for
information systems	15-33
Office furniture and equipment	7-15
Optic fibers (see note 1a(3)) and related assets	6-10

(*)	See 7 below.

Leasehold improvements are amortized by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (5-10 years) of the improvements, whichever is shorter.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fixed assets (continued):

5)	Fixed assets leased by the Company under capital leases are classified as the Company’s assets and are recorded, at the inception of the lease, at the lower of the asset’s fair value or the present value of the minimum lease payments.

6)	Computer Software Costs

The cost of internal-use software which has useful life in excess of one year is capitalized in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of 3 to 7 years.

7)	On December 20, 2007 Partner has entered into an agreement (the “Agreement”) with LM Ericsson Israel Ltd. (“Ericsson”), for the replacement of third party 3G radio equipment existing in Partner’s network, and for additional investment in the 3G network in addition to the support and maintenance of the Company’s network for a period of three years.

The company allocated the purchase price of USD 65 million to the above deliverables based on their relative fair values. Of this amount, USD 6.6 million related to support and maintenance of the Network.

The purchase price is after deduction of commercial discounts, some of which contingent upon future negotiations for further purchases of purchase of services that are probable.

The replacement process is scheduled to take place during a period ending no later than June 30, 2011. The main part of the replacement is planned to take place during 2008.

Following the agreement, in accordance with Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long Lived Assets”, the Company, on December 20, 2007, reviewed the communication network for impairment, in order to assure that the carrying amount of the fixed assets is recoverable. No impairment loss was required. Following the impairment test, the Company accelerated the estimated useful life of the equipment to be replaced (in the depreciated amount of approximately NIS 136 million) to the period it is anticipating that the actual replacement will take place.

As a result of the above change in estimate, the effect on depreciation expenses (included in cost of service revenues), net income and earnings per share was immaterial for 2007.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fixed assets (continued):

The subsequent accounting treatment of the various elements is as follows:

(a)	Network equipment – the amount attributed will be depreciated over its estimated useful life.

(b)	Support and maintenance services – the amount attributed will be expensed – on a straight line method – over the support and maintenance services agreement period (three years).

f.	License, deferred charges and other intangible assets:

1)	License:

The license (see also 1a(2) above) is stated at cost and is amortized by the straight-line method over the utilization period of the license starting January 1, 1999.

Following the extensions of the license (as described in note 1a(2) above) the unamortized balance of the Company’s existing license as well as the cost of the additional spectrum put into service are amortized over the period ending in 2022.

The costs relating to the 3G band are amortized as of December 1, 2004, by the straight-line method over the period ending in 2022.

Interest expenses which served to finance the license fee – incurred until the commencement of utilization of the license – were capitalized to cost of the license.

2)	Customer relationships relating to Med-1 fiber optic acquisition are amortized over the estimated useful life which is 5-7 years.

3)	Deferred charges:

a)	Costs relating to the obtaining of long-term credit lines are deferred and amortized using the effective interest rate determined for the borrowing transactions over the life of the line of credit.

b)	Issuance costs relating to Notes payable (see note 5) are amortized using the effective interest rate stipulated for the Notes.

g.	Impairment of long-lived assets

The Company has adopted Statement of Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS 144 requires that long-lived assets, including certain intangible assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets written down to their estimated fair values. See also 1e and f.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

i.	Comprehensive income

The Company has no comprehensive income components other than net income.

j.	Revenue recognition

Revenues from services primarily consist of charges for airtime, roaming and value added services provided to the Company’s customers, are recognized upon performance of the services, net of credits and adjustments for services discounts. Revenues from pre-paid calling cards are recognized upon customer’s usage of the cards. Revenues from sale of handsets and accessories are recognized upon delivery and the transfer of ownership to the subscriber.

The Company recognizes revenues net of value added taxes.

Revenues from long-term credit arrangements (longer than one year) are recognized on the basis of the present value of future cash flows, discounted according to interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as interest income over the credit period.

Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. Based on EITF 00-21, the Company determined that the sale of handsets with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly consideration received for handsets, up to their fair value, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenues, when revenue recognition criteria for the equipment as stated above are met. Consideration for services is recognized as services revenue, when earned.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Concentration of credit risks – allowance for doubtful accounts

The Company’s revenues are derived from a large number of customers. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risk. An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses (including bad debts), determined as a percentage of specific debts doubtful of collection, based upon historical experience and future expectations, for the years ended December 31, 2005, 2006 and 2007 totaled NIS 28,739,000, NIS 26,470,000 and NIS 43,770,000 ($ 11,381,000) (see note 11a), respectively.

The cash and cash equivalents as of December 31, 2007 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote.

l.	Handsets warranty obligations

The provision for handsets warranty obligations is calculated at the rate of 2% of the cost of the handsets sold, see note 11d. The Company has entered into several agreements under which the supplier does not provide any warranty but rather provides additional handsets to satisfy its warranty obligation. In these cases, the Company provides for warranty costs at the same time as the revenues are recognized.

m.	Advertising expenses

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2005, 2006 and 2007 totaled NIS 97,651,000, NIS 105,035,000 and NIS 115,835,000 ($ 30,118,000), respectively.

n.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in these financial statements and those taken into account for tax purposes, in accordance with the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized (see note 9d).

Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate.

Deferred tax balances are computed at the tax rates expected to be in effect at the deferred tax asset is utilized or the deferred tax liability is settled, based on the tax laws enacted (see also note 9b).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Uncertainty in Income Taxes :

As of January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. On May 2, 2007, the FASB issued FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48-1” (“FSP FIN 48-1”). FSP FIN 48-1 provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company adopted FSP FIN 48-1 As of January 1, 2007

The Company’s policy to include interest and penalties relating to uncertain tax positions, within the provision for income taxes has not change as a result of implementing FIN 48 (see also note 9h).

p.	Foreign currency transactions and balances

Balances in, or linked to, foreign currency are stated on the basis of the exchange rates prevailing at balance sheet dates. For foreign currency transactions included in the statements of operations, the exchange rates at transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

q.	Derivative financial instruments (“derivatives”)

Under FAS 133, which establishes accounting and reporting standards for derivatives, including certain derivatives embedded in other contracts, and for hedging activities, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument. Any changes in fair value are to be reflected as current gains or losses or other comprehensive gains or losses, depending upon whether the derivative is designated as a hedge and what type of hedging relationship exists. Changes in fair value of non-hedging instruments are carried to “financial expenses-net” on a current basis. To date, the Company did not have any contracts that qualify for hedge accounting under FAS 133.

The Company occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. This embedded derivative is separated from the host contract and carried at fair value through income statement when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument (see note 10).

r.	Earning Per Share (EPS)

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the years.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Earning Per Share (EPS) (continued):

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

s.	Share based payment

Prior to January 1, 2006, the company accounted for employees share-based payment under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 –“Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations The company disclosed pro forma information assuming the company had accounted for employees share-based payments using the fair value-based method, as required.

Effective January 1, 2006, the company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment” (“FAS 123 (R)”). FAS 123(R) requires awards classified as equity awards to be accounted for using the grant-date fair value method. The fair values of share-based payment transactions is recognized as expense over the requisite service period, net of estimated forfeitures. The company estimated forfeitures based on historical experience and anticipated future conditions.

The Company elected to recognize compensation cost for an award with only service conditions using the accelerated method.

The Company elected to adopt the modified prospective transition method, permitted by FAS 123(R). Under such transition method, FAS 123(R) has been implemented as from the first quarter of 2006 with no restatement of prior periods. The valuation provisions of FAS 123(R) apply to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of January 1, 2006 are recognized over the remaining service period using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under FAS 123.

The Company records deferred tax awards that result in deductions on the Company’s income tax returns, based on the amount of compensation cost recognized and the Company’s statutory tax rate.

Differences between the deferred tax assets recognized and the actual tax deduction reported on the company’s income tax return are recorded in additional paid-in capital (If the tax deduction exceeds the deferred tax asset) or as an expense in the income statement (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

The adoption of FAS 123(R) resulted in a cumulative benefit from accounting change of approximately NIS 1 million which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted under APB 25.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

s.	Share based payment (continued)

Share-based employee compensation cost for the year ended December 31, 2005 was determined using the intrinsic value method. The following table provides pro forma financial information as if Share-based employee compensation cost had been computed under FAS 123:

Year ended December 31,
2005
NIS
In thousands, except per share data

Net income, as reported	354,560
Add: stock based employee
compensation expense-net,
included in reported net
income - net of income taxes	8,023
Deduct: stock based employee
compensation expense-net,
determined under fair value
method for all awards - net of income
taxes	(30,978)

Pro-forma net income	331,605

Earning per share:
Basic - as reported	2.19

Basic - pro forma	2.05

Diluted - as reported	2.17

Diluted - pro-forma	2.03

t.	Asset retirement obligations

The company recognizes a liability in respect of asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset in the period in which it is incurred and becomes determinable , with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset.

The ARO is recorded at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash out flows discounted at the Company’s credit-adjusted risk-free interest rate.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Asset retirement obligations (continued):

The Company has adopted, as of January 1, 2006 FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated. This Interpretation also clarifies that the term Conditional Asset Retirement Obligation refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. According to FIN 47 uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists.

FIN 47 has not had a material impact on the company’s financial condition or results of operations.

The Company is subject to asset retirement obligations associated with its cell sites operating leases. These lease agreements contain clauses requiring restoration of the leased site at the end of the lease term, creating asset retirement obligations, see also note 12e.

u.	Recently issued accounting pronouncements:

1)	In September 2006 the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”) which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (as of January 1, 2008 for the Company).

The Company does not expect that the adoption of this statement will have a material effect on its financial position or its results of operations.

2)	In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities–Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at its initial application or at other specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Company). If the company is to elect the fair value option for its existing assets and liabilities, the effect as of the adoption date, shall be reported as a cumulative-effect adjustment to the opening balance of retained earnings . The Company is currently assessing the impact that SFAS 159 may have on its financial position.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Recently issued accounting pronouncements (continued):

3)	In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)". SFAS 141(R) changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties.. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 . Early application is prohibited. the Company will be required to adopt SFAS 141(R) on January 1, 2009.

4)	In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (“SFAS 160”).

SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. An ownership interest in subsidiaries held by parties other than the parent should be presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. SFAS 160 requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for similarly as equity transactions. When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value, with any gain or loss recognized in earnings.

SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests. SFAS 160 is effective for fiscal years (including interim periods within those fiscal years) beginning on or after December 15, 2008. Earlier adoption is prohibited. The statement shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirement which shall be applied retrospectively for all periods presented. The Company will be required to adopt SFAS 160 on January 1, 2009. The Company is currently assessing the impact that SFAS 160 may have on its results of operations and financial position.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Recently issued accounting pronouncements (continued):

5)	In June 2006, the Emerging Issues Task Force (EITF), reached a consensus on Issue No. 06-01, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider” (EITF No. 06-01). EITF 06-01 provides guidance on the accounting for consideration given to third party manufacturers or resellers of equipment which is required by the end-customer in order to utilize the service from the service provider. EITF 06-01 is effective for fiscal years beginning after June 15, 2007 (January 1, 2008, for the Company). An entity should recognize the effects of applying EITF 06-01 as a change in accounting principle through retrospective application to all prior periods unless it is impracticable to do so. The Company does not expect the adoption of EITF 06-01 to have a material impact on its results of operations and financial position.

v.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – FIXED ASSETS:

a.	Composition of fixed assets – net, is as follows:

	December 31
	2006	2007	2007
	NIS		Convenience translation into dollars
	In thousands

Communications network	3,730,768	4,077,703	1,060,245
Computers, hardware and software for
information systems	816,027	837,995	217,887
Optic fibers and related assets	60,591	130,450	33,918
Office furniture and equipment	45,213	41,751	10,857
Leasehold improvements	228,272	262,121	68,154

	4,880,871	5,350,020	1,391,061
Less - accumulated depreciation and amortization	3,133,412	3,615,056	939,953

	1,747,459	1,734,964	451,108

The cost of communication network in the amount of approximately NIS 1,546 million is fully depreciated and still in use.

Depreciation and amortization in respect of fixed assets totaled NIS 575,606,000, NIS 529,560,000 and NIS 509,568,000 ($ 132,492,000) for the periods ended December 31, 2005, 2006 and 2007, respectively. As to change in estimate, refer to note 1e7.

b.	Fixed assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems, which were capitalized (before commencing full commercial operations or utilization of the related fixed assets) in respect of:

	December 31
	2006	2007	2007
	NIS		Convenience translation into dollars
	In thousands

Communications network	96,939	96,939	25,205
Computers, hardware and software for
information systems	15,920	15,920	4,139

	112,859	112,859	29,344
L e s s - accumulated depreciation	87,652	91,233	23,721

Depreciated balance	25,207	21,626	5,623

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – LICENSE, DEFERRED CHARGES AND OTHER INTANGIBLE ASSETS:

	December 31
	2006	2007	2007
	NIS		Convenience translation into Dollars
	In thousands

License (note 1a(2))	2,048,143	2,048,843	532,720
Less - accumulated amortization	852,474	931,944	242,315

	1,195,669	1,116,899	290,405

Customers relationship	18,493	18,493	4,808
Less - accumulated amortization	1,529	4,620	1,201

	16,964	13,873	3,607

Deferred charges - in respect of obtaining:
Long-term credit lines	69,816	69,816	18,153
Notes payable	34,265	34,265	8,909

	104,081	104,081	27,062
Less - accumulated amortization	69,630	80,927	21,041

	34,451	23,154	6,021

	1,247,084	1,153,926	300,033

License amortization expenses for the years ended December 31, 2005, 2006 and 2007 totaled NIS 79,255,000, NIS 79,395,000 and NIS 79,470,000 ($ 20,663,000), respectively. Amortization expenses on deferred charges for the years ended December 31, 2005, 2006 and 2007 totaled NIS 28,642,000, NIS 11,950,000 and NIS 11,297,000 ($ 2,937,000), respectively. Amortization expenses on deferred charges for the year ended December 31, 2005 includes NIS 11,064,000 in respect of the redemption of the Notes, see also note 5b. Amortization expenses on customers relationship for the years ended December 31, 2006 and 2007 totaled NIS 1,529,000 and NIS 3,091,000 ($ 803,000).

The expected amortization expenses of the license and customers relationship for the next five years are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2008	82,525	21,457
2009	82,525	21,457
2010	82,525	21,457
2011	81,743	21,254
2012	80,961	21,123

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LONG-TERM BANK LOANS

The Company has a senior credit facility with Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd., in which United Mizrahi Bank Ltd. also participates. The facility is divided into two tranches: a $150 million term loan facility (“Facility A”) and a $100 million revolving loan facility (“Facility B”), both expiring on September 1, 2009. Facility A must be reduced to $50 million by August 31, 2008. Until February 19, 2007, the facilities were secured by a first ranking floating charge on the Company’s assets.

With effect March 1, 2007, the Company reduced Facility A to $75 million (in addition to an advance of approximately $25 million carried over from the Company’s previous facility, which on balance sheet date, was reduced to $4 million), and Facility B to $75 million. As a result, the total maximum availability under the facility is currently approximately $154 million.

The credit facility is a US dollar denominated facility, and advances may be drawn in US dollars and New Israeli Shekels, as set forth in c below.

a.	Status of the credit facility at December 31, 2007 is as follows:

	Total availability	Amounts drawn	Amounts available for drawing
	US Dollars in millions

Facility A	79	4	75
Facility B	75		75

	154	**4	150

b.	The amounts outstanding, classified by linkage terms and interest rates, are as follows:

	December 31
	2007	2006	2007
	Weighted average interest rates	Amount
	%	NIS		Convenience translation into dollars
		In thousands

In NIS - linked to the Israeli
consumer price index (CPI)*	5.6	181,107	21,463	*5,580
In NIS - unlinked		126,500	-	-

		307,607	21,463	5,580
Less - current maturities		35,099	21,463	5,580

		272,508	-	-

*	Linkage terms apply both to principal and interest.

**	The difference between the amounts displayed is the difference in exchange rates between the date the amounts were drawn and that at the balance sheet date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LONG-TERM BANK LOANS (continued)

c.	Facilities A and B, may be drawn in NIS or US dollars, provided that the amount of principal outstanding in US dollars under the credit facility with respect to each participating lender shall not exceed 10% of that lender’s total commitment unless otherwise agreed in advance.

d.	There is a range of options as to how interest is calculated on borrowings under the credit facility. These options include fixed and variable rates, based upon the lending rates of each participating banks with a margin of 0.85%.

e.	Under the credit facility the Company is required, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility – in whole or in part. Under the credit facility. The Company believes that it is in compliance with all covenants stipulated in the credit facility.

NOTE 5 – NOTES PAYABLE:

a.	On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel and are traded on the Tel-Aviv Stock Exchange (TASE). Of these notes approximately NIS 36.5 million were purchased by Partner Future Communications 2000 Ltd., (“PFC”) a wholly owned subsidiary of the Company. PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. These notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are sold by PFC to a third party.

The net proceeds from the offering were approximately NIS 1,929 million after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 equal quarterly installments, beginning June 30, 2009.

The Notes bear NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

On December 31, 2007, the Notes closing price was 108.06 points par value.

Commission fees and offering expenses in respect of the offering of the Notes totaled approximately NIS 34 million. These expenses are presented as deferred charges and the amortization in respect thereof is included in “financial expenses, net”.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – NOTES PAYABLE (continued)

b.	On August 10, 2000, the Company completed an offering of $ 175 million of unsecured 13% Senior Subordinated Notes due 2010, which were issued at their dollar par value. The notes were registered under the U.S. Securities Act of 1933.

On August 15, 2005, the Company exercised it right to redeem the notes at a redemption price of 106.5% of their dollar par value – according to the option stipulated in the Notes document. As a result of the redemption of the Notes the Company has recognized as financial expenses an amount of approximately NIS 63 million, which after tax resulted in a decrease of the Company’s net income of NIS 42 million.

NOTE 6 – LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual under the “liability for employee rights upon retirement”. The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as “funds in respect of employee rights upon retirement”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the employees.

b.	The severance pay expenses for the years ended December 31, 2005, 2006 and 2007 were approximately NIS 24 million, NIS 28 million and NIS 48 million (approximately $ 12 million), respectively.

c.	Cash flows information regarding the company’s liability for employee rights upon retirement:

The Company expects to contribute NIS 23 million (USD 7 million) in respect of severance pay in 2008.

Due to the relatively young age of the Company’s employees, benefit payments to employees reaching retirement age in the next 10 years, are not material. The amounts were determined based on the employee’s current salary rates and the number of service years that will accumulate upon their retirement date. These amounts do not include amounts that might be paid to employees who will cease working for the Company before their normal retirement age.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its “income from cellular services” as defined in the “Telecommunications (Royalties) Regulations, 2001” (hereafter – the Regulations), which includes all kinds of income of the Company from the granting of communication services under the license –including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment.

During 2004, a reduction in the percentage of royalties was approved; accordingly, the rate of royalty payments (3.5%) paid by cellular operators is reduced annually by 0.5%, starting January 1st 2006, to a level of 1% at 2010.

The royalty expenses for the periods ended December 31, 2005, 2006 and 2007 were approximately NIS 122,599,000, NIS 114,462,000 and NIS 96,799,000 ($ 25,169,000), respectively, and are included under “cost of services revenues”.

2)	Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 47 million, NIS 55 million and NIS 55 million ($ 14 million), for the years 2005, 2006 and 2007, respectively. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due.

3)	Operating leases

The Company has entered into operating lease agreements as follows:

a)	Lease agreements for its headquarters facility in Rosh Ha’ayin for a fifteen-year period (until 2018). The Company has an option to shorten the lease periods by 3.5 to 8.5 years. The rental payments are linked to the Israeli CPI.

b)	Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty years (including the original lease periods). The rental payments are linked partly to the dollar and partly to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

c)	Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten years (including the original lease periods). The rental payments fees are partly linked to the dollar and are partly linked to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

d)	Operating lease agreements in respect of vehicles are for periods of three years. The rental payments are linked to the Israeli CPI.

e)	The minimum projected rental payments (including the payments in the periods of the reasonably assured option terms) for the next five years, at rates in effect at December 31, 2007, are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2008	197,177	51,268
2009	164,596	42,797
2010	132,881	34,550
2011	104,939	27,285
2012	91,533	23,800
2013 and thereafter	379,336	98,631

	1,070,462	278,331

f)	The rental expenses for the years ended December 31, 2005, 2006 and 2007 were approximately NIS 185 million, NIS 198 million, and NIS 205 million ($ 53 million), respectively.

4)	At December 31, 2007, the Company is committed to acquire fixed assets, for approximately NIS 414 million (approximately $ 108 million).

5)	At December 31, 2007, the Company is committed to acquire handsets for approximately NIS 333 million (approximately $ 87 million).

6)	As to cost sharing agreement with Hutchison Telecommunications Limited, see note 12b. As to an agreement with H3G PROCUREMENT SERVICES S a’R.L, see note 12c.

7)	As to the Agreement with LM Ericsson Israel Ltd. See note 1e7.

b.	Contingent Liabilities:

1)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages.

On March 14, 2007, the court rejected the class action and negated the claim.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

2)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 120 million (if the court rules that no fee should have been collected) or alternatively NIS 90 million (if the court rules that the fees are excessive).

At this stage, and unless and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

3)	During the year 2006, claims were filed against the Company and other cellular telecommunication companies and, in one of the claims, also against land line telecommunication companies, together with a request to recognize these claims as a class action for collecting undue payment from its customers on calls to land line companies when the receiver of the call hangs up first. The amount of the claims against all the defendants is estimated, in one of the claims at approximately NIS 100 million for the seven year period leading up to the filing of the claim; and in the other claim the amount of the claim against the Company together with land line companies at approximately NIS 53 million. With regard to the claim that was filed also against land-line telecommunications companies, in September 2007 the Court approved a settlement according to which the Company as well as the other cellular operators have been dismissed as defendants.

4)	In August 2006 the Company, together with the other cellular operators, submitted a request to hold an urgent hearing, and a motion for an order nisi against the Government of Israel and the Minister of Communications to explain why they do not act immediately to postpone the date for implementing and activating the number portability plan from September 1, 2006, as provided in the Communications law (Bezeq and Broadcasts) – 1982 (“the Communications Law”).

On December 18, 2007 the file was dismissed.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

On January 25, 2007 a claim of NIS 10.61 billion, together with a request for a certification as a class action, was filed against the Company and against – other Cellular and land line telecommunication Companies.

The claim is that the defendants have not implemented number portability and are in violation of the Communication Law, mandating the implementation of telephone number portability on September 1, 2006. It is claimed that the defendants are thus harming the claimants and consumers of telephone services in general.

The claimants are demanding NIS 1,000 for each of the Company’s 2,626,000 related subscribers for a total demand of approximately NIS 2,600 million.

On March 5, 2008 the claim was dismissed.

5)	On February 27, 2007, a claim was filed against the Company and two other cellular telecommunication companies together with a request to recognize this claim as a class action. The claim is for sums that were allegedly overcharged in breach of the Company licenses, based on intervals larger than the intervals the defendants were allegedly authorized to charge under their licenses, for calls initiated or received by the subscribers while abroad. If the claim is recognized as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 449 million, of which, approximately NIS 88 million, is attributed to the Company.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

6)	In July 3, 2007 a claim was filed against the Company together with a request to recognize this claim as class action. The claim alleges that the Company over- billed one million subscribers. The amount of the claim against the Company is approximately NIS 1.5 billion. Should the court recognized the claim as a class action, the Company estimates that the amount of the claim to be approximately NIS 2.5 million.

On April 16, 2008 the claim was dismissed.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

7)	On August 9, 2007, a claim was filed against the Company, together with a request to recognize this claim as a class action. The claim is that the Company discontinues providing services to Prepaid subscribers that have not used their number for a period of thirteen months and transferred the number to other subscribers. The claimants allege that this violates the terms of the Company’s license as well as the requirements against deception and the disclosure requirements in the Consumer Protection Law.

If the claim is recognized as a class action, the total amount claimed for the defendants is estimated by the plaintiffs to be approximately NIS 197 million.

At this stage, and until the claim is recognized as a class action, the company and its legal council are unable to evaluate the probability of success of such claim, and there fore no provision has been made.

8)	On September 19, 2007, a claim was filed against the Company and two other cellular operators, together with a request to recognize this claim as a class action.

The alleged claim is that the Company charged subscribers for Short Message Service (SMSs) messages sent to specific subscribers who can not receive such messages, and that the Company misled the subscribers who sent those messages as those subscribers received a network message that the message has been sent..

If the claim is recognized as a class action, the total amount claimed for the defendants is estimated by the plaintiffs to be approximately NIS 183 million.

The parties are holding discussions in order to try and find an agreement in insubstantial amounts and therefore no provision has been made.

9)	On November 19, 2007 a claim and a motion to certify the claim as a class action was filed against the Company for allegedly unlawful collection of payments from customers, for content services that the customers did not ask for. Alternatively the plaintiff claims that the Company has not revealed to its subscribers the full details about these services.

The plaintiff’s claim is for a period of 3 years. The total amount of the claim is NIS 381 million. The Company filed its response on April 21, 2008.

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and there fore no provision has been made.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

10)	On December 17, 2007 a claim and a motion to certify the claim as a class action was filed against the Company and two other Cellular communications companies.

The plaintiffs allege that cell sites were erected near their properties illegally, causing environmental damage. They seek various remedies, including removal of all allegedly illegal devices, and a sum of NIS 1 Billion (1,000 NIS per person times 1 million people allegedly effected) that would be given to a fund managed by environment and cellular specialists. The Company is scheduled to file its response by June 1, 2008.

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and there fore no provision has been made.

11)	On November 29, 2007 a petition was filed in the supreme court against the minister of communication, the attorney general in the ministry of communication and the chief executive officer in the ministry of communication, and also against the Company (as well as two other cellular communications companies) as formal respondents.

The petition deals with the decision of the minister of communication according to which cellular companies are not allowed to market programs that include limitation to 1 minute minimum (programs that charge the subscriber for the whole first minute even if he used only a part of it).

The petitioner’s motion is to implement the above mentioned decision retroactively and alternatively to instruct the cellular companies to forfeit the fines they collect on customers who wish to leave these programs.

At this stage the court has yet to order the cellular companies to respond to the petition.

12)	On March 23, 2008, a claim and a motion to certify the claim as a class action were filed against the Company.

The claim is that the Company overcharges subscribers for calls and that the subscribers’bill includes incorrect and unclear information.

The total amount to be claimed under the class action is not estimated by the plaintiff.

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

13)	Additional claims were filed against the Company, together with a request to recognize these claims as class actions. The total amount of the claims against the Company is estimated at approximately NIS 117 million.

At this stage, and until the claims are recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claims and therefore no provision has been made.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

14)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines in insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

15)	Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators.

This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36.

Between January 3, 2006 and until March 31, 2008 the Company has provided the local authorities with 265 indemnification letters as a pre-condition for obtaining building permits.

Due to the fact that an enactment of law regarding this matter is not yet in place, at this stage the extent of the Company’s exposure from granting indemnification letters can not be evaluated.

However, if the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company’s financial results.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of their sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of our network coverage.

16)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company, its result of operations and cash flows. The accounts do not include a provision in respect thereof.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

The Company’s shares are traded on the Tel-Aviv stock exchange (TASE), on the London Stock Exchange (“LSE”) and, in the form of American Depository Receipts (“ADRs”), each represent one ordinary share, on the NASDAQ National Market (“Nasdaq – NM”). During 2001, the Company listed its shares in the TASE according to the dual listing regulations.

Under the provisions of the license granted to the Company (note 1a(2)), restrictions are placed on transfer of Company shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company’s shares to a third party.

On December 26, 2001, the Company filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission for future offerings of its securities. Under the shelf registration, the Company can raise up to $400 million from the issue of ordinary shares and debt securities.

On April 20, 2005, the Company repurchased approximately 33.3 million of its shares pursuant to an offer received from its founding Israeli Shareholders in February 2005. These shareholders held together approximately 22.5% of the Company’s outstanding shares at the time of the offer. As a result of the repurchase, the collective shareholdings of the founding Israeli shareholders was reduced to approximately 5.4% of the Company’s issued and outstanding share capital. The price per share at which these shares were acquired was NIS 32.2216 per share. The shares were cancelled pursuant to the repurchase. The excess of cost over its par value was charged to accumulated deficit.

b.	Employee’s stock option plans:

1)	a.	On March 3, 1999, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “1998 Plan”), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration. In 2000, options to purchase 729,166 shares were transferred to the 2000 plan which left options to purchase 5,104,167 shares remaining in the 1998 plan. Through December 31, 2007 – 5,505,557 options have been granted pursuant to the 1998 Plan, of which 4,905,028 options have been exercised and 597,139 options were forfeited and 4 expired (options forfeited and expired were available for subsequent grants).

The options vest in five equal annual batches over a period of five years from the beginning of employment of each employee, unless otherwise provided in the grant instrument, provided the employee is still in the Company’s employ. An option not exercised within 8 years from the date of its allotment shall expire. The exercise price per share of the options granted through December 31, 2000, which is denominated in dollars, is $ 0.343. During 2002, the Company granted options under the 1998 Plan in accordance with the terms of the 2000 plan, including the exercise price, vesting schedule and expiration date (see b. below).

As of December 31, 2007 – 195,753 options of the 1998 Plan remain ungranted.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

b.	In October 2000, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “2000 Plan”), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

The NIS denominated exercise price per share of the options, is equal to the market price of the Company’s shares on the date on which the options are granted.

During November 2003, 419,930 options of this plan were transferred to options under the 2003 amendment Plan (see c. below).

Through December 31, 2007 – 5,317,555 options were granted pursuant to the 2000 Plan, of which 3,626,472 options have been exercised, 1,395,333 options were forfeited and 102,250 expired (options forfeited and expired were available for subsequent grants). As of December 31, 2007 – 232,320 options of the 2000 Plan remain ungranted.

c.	On November 13, 2003, the Company’s Board of Directors approved an amendment to the terms and provision of the 2000 Plan, in order to adjust the terms of the 2000 Plan to comply with new tax legislation that came into force in January 2003. On December 2003, the Company offered the employees, who received options under the 2000 plan, to exchange their unvested options, with the same amount of identical options, under the amended plan and to benefit from the capital gain’s tax route pursuant to Section 102(b)(2) of the Israeli Income Tax Ordinance. Employees holding options to purchase 962,104 ordinary shares accepted this offer.

On December 30, 2003, the Company’s Board of Directors approved the grant of 195,000 options (out of the 419,930 options that were transferred from the 2000 Plan) under the 2003 amended Plan with an exercise price of NIS 20.45 – which was less than the market price on the date of grant. Through December 31, 2007 all 195,000 options that were granted have been exercised. As of December 31, 2007 – 224,930 options of the 2003 amended Plan remain ungranted.

The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ.

d.	In July 2004, the Company’s Board of Directors approved a stock option plan (hereafter – the “2004 Plan”), pursuant to which 5,775,000 ordinary shares were reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration. The options vest in four equal annual batches, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

Through December 31, 2007 – 7,051,000 options have been granted to Company’s employees pursuant to the 2004 Plan, of which 3,023,318 options have been exercised, 1,356,125 options were forfeited and 4,625 options expired (options forfeited and expired are available for subsequent grants).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

As of December 31, 2007 – 84,750 of the 2004 Plan remain ungranted.

The NIS denominated exercise price per share of the options, is equal to the average market price of the Company’s shares for the 30 trading days preceding the day on which the options are granted, less 15%.

e.	The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company.

f.	The plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plans, as follows:

Through December 31, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit taxable in the hands of the employee.

From January 1, 2004, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit taxable as work income in the hands of the employee, while that part of the benefit that is taxable as capital gains in the hands of the employee shall not be allowable.

The aforementioned expense for tax purposes will be recognized in the tax year that the employee is taxed, except as described below.

In December 2002, the Company signed an agreement with the tax authorities concerning the tax liabilities of its employees regarding the benefit arising from the options granted to them and were exercised by December 31, 2002; and/or (2) options that vest by December 31, 2003 and were exercised by March 31, 2004. According to the agreement, the individual tax rate on the taxable income received by the employees in connection with the benefit arising from the options will be reduced; in return, the Company will defer the deduction of such an expense, for a period of 4 years from the date it commences paying income taxes.

The Company will recognize these expenses during 2010.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

2)	Following is a summary of the status of the plans as of December 31, 2005, 2006 and 2007 and the changes therein during the years ended on those dates:

	Year ended December 31
	2005		2006		2007
	Number	Weighted average exercise price*	Number	Weighted average exercise price*	Number	Weighted average exercise price*
		NIS		NIS		NIS

Balance outstanding at beginning
of year	8,911,305	24.12	7,066,805	25.85	5,072,874	27.78
Changes during the year:
Granted**	518,500	32.75	596,000	33.18	841,000	53.33
Exercised	(1,809,000)	19.21	(1,987,930)	22.72	(2,804,553)	27.00
Forfeited	(525,750)	26.44	(598,875)	27.14	(244,000)	27.33
Expired	(28,250)	21.49	(3,126)	26.73	(1,503)	26.69

Balance outstanding at end of year	7,066,805	25.85	5,072,874	27.78	2,863,818	36.06

Balance exercisable at end of year	2,838,928	23.83	2,377,249	26.57	624,693	28.24

*	Includes options under the 1998 Plan, the exercise price of which is weighted based on the applicable date’s NIS – dollar exchange rate.

**	Below market price.

***	The total intrinsic value of options exercised during 2005, 2006 and 2007 is NIS 35.5 million, NIS 36.8 million and NIS 100.3 million, respectively.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2005, 2006 and 2007 is NIS 21.36, NIS 10.82 and NIS 12.50 ($ 3.25), respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 2005 0%, 2006 – 6.14% and 2007 5.69%; expected volatility of 58%, 39% and 26%, respectively; risk-free interest rate: 2005 – 3.5%, 2006 – 5.5%, 2007 – 4.1%; weighted average expected life: 2005 and 2006 – 5 years and 2007 – 4 years. The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option’s expected life. The expected life is expected length of time until expected date of exercising the options, based on historical data on employees’ exercise behavior and anticipated future condition.

The annual tax benefit regarding the exercised options during the years 2005, 2006, and 2007 is NIS 11.3 million, NIS 7.8 million, and NIS 7.6 million respectively.

The annual income tax regarding the granted options for the years 2005, 2006, and 2007 is NIS 0.9 million, NIS 0.9 million, and NIS 2.0 million respectively.

As of December 31, 2007, there was NIS 13.4 million of total unrecognized compensation cost (net of forfeitures) related to non-vested share-based compensation arrangements granted under the plans. The weighted average remaining life of the unrecognized compensation cost is 1.5 years.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

The following table summarizes information about options outstanding and exercisable at December 31, 2007:

Options outstanding
Range of exercise prices	Number outstanding at December 31, 2007	Weighted average of exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
NIS		NIS	Years	NIS in thousands

1.32	3,386	1.32	0.2	284
17.25-21.72	46,500	19.38	2.8	3,061
26.74	1,092,725	26.74	6.9	63,881
27.35	147,000	27.35	1.8	8,504
30.73-42.10	1,033,207	35.75	8.4	51,075
57.96-64.90	541,000	59.56	9.6	13,869

	2,863,818	36.06	7.6	140,674

Options exercisable
Range of exercise prices	Number outstanding at December 31, 2007	Weighted average of exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
NIS		NIS	Years	NIS in thousands

1.32	3,386	1.32	0.2	284
17.25-21.72	46,500	19.38	2.8	3,061
26.74	270,100	26.74	6.8	15,790
27.35	147,000	27.35	1.8	8,504
30.73-42.10	144,957	32.70	8.3	7,604
57.96-64.90	12,750	57.96	9.5	347

	624,693	28.24	5.8	35,590

c.	Dividends

During the years 2006 and 2007 the Company distributed to its shareholders a cash dividend in the amount of NIS 307 million (NIS 2 per share) and NIS 631 million (NIS 4.03 per share), respectively out of which approximately NIS 7 million tax withholding related to dividend was paid in January 2008.

On February 7, 2008, the Company’s Board of Directors resolved and recommended the distribution of a cash dividend in the amount of NIS 2.02 per share (approximately NIS 318 million ($83 million)) to shareholders of record on February 20, 2008. Cash dividends are paid in Israeli currency.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

d.	On February 7, 2008, the Company’s Board of Directors resolved and recommended the share buyback of up to NIS 600 million in 2008. Till the date of signing of the financial statements, the Company purchased 625,000 shares.

NOTE 9 – TAXES ON INCOME:

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

In February 2008, the Knesset (the Israeli parliament), passed a low according to which the provisions of the Inflationary Adjustments Law will no longer apply to the Company in 2008 and thereafter.

b.	Tax rates applicable to income of the Company and its subsidiary

The income of the Company and its Israeli subsidiary is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for are as follows: 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

As a result of the changes in the tax rates, the Company adjusted – in each of the years 2004 and 2005 – at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income on a current basis.

c.	Losses carried forward to future years

At December 31, 2007, the subsidiary of the Company had carryforward losses of approximately NIS 14 million (approximately $ 4 million). The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

d.	Deferred income taxes

The major components of the net deferred tax asset, current and non-current, in respect of the balances of temporary differences and the related valuation allowance as of December 31, 2006 and 2007, are as follows:

	December 31
	2006	2007	2007
	NIS		Convenience translation into dollars
	In thousands

In respect of carryforward tax
losses (see c. above)	3,321	3,421	890
Subscriber acquisition costs	33,313	41,979	10,915
Allowance for doubtful accounts	35,850	43,225	11,239
Provisions for employee rights	16,297	16,853	4,382
Depreciable fixed assets	(30,691)	(15,945)	(4,146)
Amortized license	38,838	35,810	9,311
Options granted to employees	23,243	21,630	5,625
Other	(216)	(3,718)	(967)

	119,955	143,255	37,249
Valuation allowance - in respect of
carryforward tax losses *	(3,321)	(3,421)	(890)

	116,634	139,834	36,359

* The carryforward tax losses are related to the wholly owned subsidiary.

The changes in the valuation allowance for the years ended December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	5,694	3,239	3,321	864
Change during the year	(2,455)	82	100	26

Balance at end of year	3,239	3,321	3,421	890

A full valuation allowance was provided in respect of the wholly owned subsidiary, as it is more likely than not that its deferred tax assets will not be realized.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	Year ended December 31
	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	In thousands

Income before taxes on income,
as reported in the income statements	557,458	1,051,950	1,278,203	332,346

Theoretical tax expense	189,536	326,105	370,679	96,380
Increase in taxes resulting from adjustment to
deferred tax balances due to changes in
tax rates, see b above	11,442
Increase (decrease) in tax resulting from
disallowable deductions: *
In respect of previous year		20,115	(29,135)	(7,575)
For the current year	3,400	18,156	768	199
Change in the estimated utilization period of
the tax assets	2,935	3,696	2,772	721
Difference between the basis of measurement
of income reported for tax purposes and
the basis of measurement of income for
financial reporting purposes - net	(86)	(2,159)	5,302	1,379
Other	(4,329)	4,762	(11,969)	(3,112)

Taxes on income for the reported year	202,898	370,675	338,417	87,992

*	Following the ruling of the Supreme Court, on November 20, 2006 on the matter of Paz Gas Marketing Company Ltd. and others vs. the assessing officer and others, which overturned the rules regarding the recognition of financing expenses, the Company included in its financial statements an additional provision for taxes in the amount of NIS 35 million. This provision was an estimate of the additional tax expense relating to the possibility that part of the financing expenses accrued in the years 2005 and 2006 in respect of a financial debt, which is attributable, inter alia, to the financing of a repurchase of Company shares, will not be recognized as an expense for tax purposes.

On October 28 and 29, 2007, the Israeli Supreme Court issued a new ruling readdressing the same issue. The Company re-evaluated the provision in light of the new ruling and decided to reduce the provision of unrecognized tax benefit to an amount of NIS 7 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

f.	Taxes on income included in the income statements:

1)	As follows:

	Year ended December 31
	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	In thousands

For the reported year:
Current		315,328	390,752	101,599
Deferred, see d above	202,898	35,232	(23,200)	(6,032)
In respect of previous year - current		20,115	(29,135)	(7,575)

	202,898	370,675	338,417	87,992

g.	Tax assessments:

1)	Tax returns filed by the Company through the year ended December 31, 2002, are considered to be final.

2)	The subsidiary has not been assessed for tax purposes since incorporation.

h.	Uncertain tax positions:

As described in Note 1o, the Company adopted the provisions of FIN 48 as of January 1, 2007.

As of December, 31 2006, the Company recognized a liability for unrecognized tax benefits in amount of NIS 35 million (See also e above). This amount did not result in a change to the balance of accumulated deficit, since the amount was fully provided for prior to the adoption of FIN 48.

As of December, 31 2007 a provision of NIS 7 million is presented as short term liability in the balance sheet.

In 2007 the Company recognized interest expense, in respect of those underpayments of income taxes and penalties in an immaterial amounts.

Following is a reconciliation of the total amounts of the Company’s unrecognized tax benefits at the beginning and the end of the year ended on December 31, 2007:

NIS in thousands

Balance at beginning of year	35,000
Increases in unrecognized tax benefits as a result of tax positions
taken during the current period	20,000
Decreases in unrecognized tax benefits as a result of:
Positions taken during a prior period	(28,000)
Tax positions taken during the current period	(20,000)

Balance at end of year	7,000

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

The amounts of unrecognized tax benefits as of December 31, 2007 and January 1, 2007 that would affect the effective tax rate if recognized are NIS 7 million and NIS 35 million, respectively.

The Company anticipates that it is reasonably possible that over the next twelve months the amount of unrecognized tax benefits could be reduced to zero because the Company is currently under periodical examination by the tax authorities.

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Linkage of monetary balances:

1)	As follows:

	December 31, 2007
	In or linked to foreign currencies (mainly dollars)	Linked to the Israeli CPI	Unlinked
	In thousands

NIS:
Assets	2,118	9,074	1,741,769

Liabilities	277,095	2,146,859	763,901

Convenience translation into
dollars:
Assets	551	2,359	452,878

Liabilities	72,048	558,206	198,622

2)	Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one dollar	Israeli CPI*

At December 31:
2007	NIS 3.846	191.15 points
2006	NIS 4.225	184.87 points
2005	NIS 4.603	185.05 points
2004	NIS 4.308	180.74 points
Increase (decrease) during the period:
2007	(9.0)%	3.4%
2006	(8.2)%	(0.1)%
2005	6.8%	2.4%

* Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

b.	Derivative financial instrument – foreign exchange risk management

The Company enters into foreign currency derivative transactions in order to protect itself against the risk that the eventual dollar cash flows resulting from the anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency will be affected by changes in exchange rates. In addition the Company enters into derivative transactions in order to protect itself against the increase in the CPI in respect of the principal of the CPI-linked Notes payable. However, these contracts do not qualify for hedge accounting under FAS 133.

The Company does not hold or issue derivative financial instruments for trading purposes.

As the counterparties to the derivatives are Israeli banks, the Company considers the inherent credit risks remote.

The notional amounts of foreign currency derivatives as of December 31, 2006 and 2007 are as follows:

	December 31
	2006	2007	2007
	NIS		Convenience Translation into dollars
	(In millions)

Forward transactions for the
changes in the Israeli CPI	1,100	1,000	260

Forward transactions for the
exchange of dollars into NIS	351	358	93

Embedded derivatives -
dollars into NIS	153	591	154

The derivative financial instruments are for a period of up to one year. As of December 31, 2007, the remaining contractual lives are for periods up to one year.

c.	Fair value of financial instruments

The financial instruments of the Company as of December 31, 2007 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives, which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. The fair value of long-term loans approximates the carrying value, since they bear interest at rates close to the prevailing market rates. Regarding the fair value of Notes payable see note 5.

The fair value of derivatives as of December 31, 2007, is a liability of approximately NIS 18.7 million (approximately $ 4.9 million) and an asset of approximately NIS 28.6 million (approximately $ 7.4 million) (December 31, 2006 – a liability of approximately NIS 21.2 million and an asset of approximately NIS 7.5 million).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Accounts receivable:

		December 31
		2006	2007	2007
		NIS		Convenience translation into dollars
		In thousands

1)	Trade (current and long-term)
	The item is presented after the deduction of:
	(a) Deferred interest income*	58,246	82,709	21,505

*	Long-term trade receivables (including current maturities) as of December 31, 2006 and 2007 in the amount of NIS 661,474,000 and NIS 1,009,065,000 ($ 262,367,000), respectively, bear no interest. These balances are in respect of handsets sold in installments (mostly 36 monthly payments).

Income in respect of deferred interest is the difference between the original and the present value of the trade receivable. The current amount is computed on the basis of the interest rate relevant at the date of the transaction (4.6% – 5.6%) (2006 – 5.85% –6.6%).

(b)	Allowance for doubtful accounts

The changes in the allowance for the years ended December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007	2007
	NIS			Convenience Translation into dollars
	In thousands

Balance at beginning of year	86,651	108,800	128,034	33,290
Utilization during the year	(6,590)	(7,236)	(8,689)	(2,259)
Change during the year	28,739	26,470	43,770	11,381

Balance at end of year	108,800	128,034	163,115	42,412

2)	Other:

	December 31
	2006	2007	2007
	NIS		Convenience translation into dollars
	In thousands

Inventory held by dealers	20,497	21,142	5,497
Government institutions	11,796
Prepaid expenses	5,162	18,149	4,719
Derivative instruments	305	9,245	2,404
Sundry	27,773	6,737	1,751

	65,533	55,273	14,371

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

b.	Inventory:

	December 31
	2006	2007	2007
	NIS		Convenience translation into dollars
	In thousands

Handsets	82,987	104,060	27,057
Accessories and other	25,438	18,660	4,852
Spare parts	18,041	20,302	5,278

	126,466	143,022	37,187

c.	Accounts payable and accruals – other:

	December 31
	2006	2007	2007
	NIS		Convenience translation into dollars
	In thousands

Employees and employee institutions	106,900	134,911	35,078
Provision for vacation and recreation pay	25,873	20,737	5,392
Government institutions	71,162	133,384	34,681
Unrecognized tax benefit		7,000	1,820
Income received in advance	41,375	52,546	13,663
In respect of derivative instruments	21,201	18,724	4,868
Handsets warranty	1,763	1,089	283
Sundry	13,129	7,119	1,852

	281,403	375,510	97,637

d.	Provision for warranty – the changes in the provision for warranty for the years ended December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	1,734	1,064	1,763	458
Product warranties issued for
new sales	2,420	2,837	1,886	490
Utilization during the year	(3,090)	(2,138)	(2,560)	(665)

Balance at end of year	1,064	1,763	1,089	283

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

e.	Other liabilities:

1.	Asset retirement obligations – the changes in the asset retirement obligations for the years ended December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	In thousands

Balance at January 1,	7,567	8,157	9,717	2,527
Liability incurred during the
year	682	620	1,028	267
Liability settled during the year	(751)	(618)	(603)	(157)
Accretion expenses	659	1,558	904	235

Balance at December 31,	8,157	9,717	11,046	2,872

2.	Capital lease:

	December 31
	2006	2007	2007
	NIS	NIS	Convenience translation into U.S dollars
	In thousands

Total commitment	12,160	10,582	2,751
Less - deferred interest expenses	845	318	82

Long term lease *	11,315	10,264	2,669
Less - current maturities	5,085	6,818	1,773

	6,230	3,446	896

* To be paid until April 2009.

The commitments for capital lease are presented in the balance sheet as follows:

	December 31
		2006	2007	2007
	Weighted average interest rates	Amount
	%	NIS		Convenience translation into dollars
		In thousands

Linked to the USD	5.8%	11,315	5,829	1,516

Linked to the CPI	6.2%		4,435	1,153

		11,315	10,264	2,669

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

f.	Financial expenses, net:

	Year ended December 31
	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	In thousands

Financial income:
In respect of trade receivables	(2,153)	(9,780)	(24,985)	(6,496)
Other	(5,934)	(4,065)	(9,978)	(2,594)
Financial expenses	213,020	160,627	132,374	34,418
Expenses relating to the
redemption of notes, note 5b	62,615
Derivative instruments	(40,968)	31,169	(10,266)	(2,669)
Exchange rate differences	49,839	(11,326)	(24,449)	(6,357)
CPI Linkage differences	69,029	(183)	63,621	16,542

	345,448	166,442	126,317	32,844

g.	Diluted EPS

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2005	2006	2007	2007
	NIS			Convenience translation into dollars

Net income used for the computation of
basic and diluted EPS (in thousands) :
Before cumulative effect	354,560	681,275	939,786	244,354
Cumulative effect		1,012

Net income	354,560	682,287	939,786	244,354

Weighted average number of shares used
in computation of basic EPS	161,711,125	153,633,758	156,414,684	156,414,684
Add - net additional shares from assumed
exercise of employee stock options	1,906,147	1,043,927	1,372,325	1,372,325

Weighted average number of shares used in
computation of diluted EPS	163,617,272	154,677,685	157,787,009	157,787,009

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties:

	Year ended December 31
	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	I n t h o u s a n d s

Acquisition of handsets from related
parties	180,412	158,114	46,333	12,047

Financial expenses, mainly in respect
of the Facility agreement, net	7,145

Selling commissions, maintenance and
other expenses	14,221	26,525	6,616	1,720

As to the repurchase of Company’s share, see note 8a.

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

b.	Cost sharing agreement

The Company entered, on August 15, 2002, into a Cost Sharing Agreement (the “Agreement”) with Hutchison Telecommunications Limited, or HTL, and certain of its subsidiaries (hereafter -“the Hutchison group”). The principal purpose of the Agreement is to regulate the sharing of costs associated with various joint procurement and development activities relating to the roll out and operation of a 3G Business.

The Agreement sets out the basis upon which expenses and liabilities are paid or discharged by the Hutchison group companies in connection with the joint procurement or development activities. Under the Agreement, the Company has the right to decide, and give notice of, which of the joint projects it wishes to participate in. As of December 31, 2007, the Company had given notice of its participation in 8 projects.

c.	The Company has entered into a framework agreement with H3G procurement services S a’ R.L concerning the purchase of 3G handsets.

Annex “B”

PARTNER COMMUNICATIONS COMPANY LTD.

REPORT OF THE BOARD OF DIRECTORS FOR THE
YEAR ENDED DECEMBER 31, 2007

        The following report is a summary only, and is not intended to be a comprehensive review of our business and results of our operations and financial condition for the year 2007. The report is based upon and should be read in conjunction with Partner’s Form 20-F for the year ended December 31, 2007, to be filed with the Securities and Exchange Commission (the “Form 20-F”). In particular, you should read the risk factors appearing in the Form 20-F for a discussion of a number of factors that affect and could affect Partner’s financial condition and results of operations.

        This report, as well as the Form 20-F, may include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner and we undertake no obligation to publicly update or revise them.

        In this report, references to “$” and “US dollars” are to United States dollars and references to “NIS” are to New Israeli Shekels. This report contains translations of NIS amounts into US dollars at NIS 3.846 =US$1.00 as published by the Bank of Israel, solely for the convenience of the reader.

Results of Operations for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

        Revenues. In 2007 the Company achieved total net revenues of NIS 6,113.6 million (US$ 1,589.6 million), an increase of 9.0% from NIS 5,606.7 million in 2006.

        Revenues from services. Annual service revenues totaled NIS 5,328.7 million (US$ 1,385.5 million) in 2007, representing an increase of 6.0% from NIS 5,027.3 million in 2006. The increase was driven primarily by subscriber base growth, an increase in the weight of post-paid subscribers in our subscriber base, higher average minutes of use, as well as an increase in content and data revenues, partially offset by a decrease in average revenue per minute.

        Total network minutes in 2007 increased by 14% compared with 2006, resulting mainly from an expanding subscriber base, which grew by approximately 7.2% in 2007, as well as from an 8% increase in minutes of use per subscriber. The effect of this increase on revenues was partially offset by an 11% dilution in the average tariff per minute (including interconnect tariffs). The dilution was a result of competitive market pressures on tariffs charged to subscribers; the increase in the weight of business subscribers in our total customer base to 24.6% of the subscriber base at year-end 2007, from 22.07% at year-end 2006, since business subscribers benefit from special tariff rates; and regulatory intervention, including the reduction of approximately 10% in interconnect tariffs which went into effect on March 1, 2007, and the regulation restricting our ability to charge for calls directed to voice mail which went into effect January 1, 2007.

        Data and content revenues, excluding SMS messages, totaled NIS 425.3 million (US$ 110.6 million) in 2007, accounting for 8.0% of service revenues, up from NIS 316.1 million, representing 6.3% of service revenues, in 2006. Revenues from SMS message services totaled NIS 253.7 million (US$ 66.0 million) in 2007, accounting for 4.8% of service revenues, up from NIS 192.5 million, representing 3.8% of service revenues, in 2006.

        Revenues from equipment. Equipment revenues in 2007 totaled NIS 784.9 million (US$ 204.1 million), representing an increase of 35.5% from NIS 579.4 million in 2006. The increase was caused by increases both in the average revenue per sale, reflecting the higher proportion of more advanced and higher cost 3G handset sales to new and upgrading subscribers, as well as in the total number of handset sales to new and upgrading subscribers.

        Gross profit. Gross profit in 2007 was NIS 2,010.6 million (US$ 522.8 million), representing a 17.6% increase from gross profit in 2006 of NIS 1,709.4 million.

        Gross profit from services. Annual gross profit from services in 2007 was NIS 2,227.2 million (US$ 579.1 million), an increase of 14.7% from NIS 1,941.8 million in 2006. The increase reflects the higher service revenues, partially offset by a 0.5% increase in the cost of service revenues from NIS 3,085.5 million in 2006 to NIS 3,101.6 million (US$ 806.4 million) in 2007. The increase was primarily driven by higher variable airtime and content costs resulting from the growth in airtime and content usage, partially offset by lower costs resulting from efficiency measures taken by the Company, lower depreciation expenses, the decrease in the rate of royalties paid to the Israeli state, as provided for in our operating license, and the lower interconnect tariff subsequent to government regulation in this area.

        Gross loss on equipment. Gross loss on equipment decreased in 2007 by 6.8% from NIS 232.4 million to NIS 216.6 million (US$ 56.3 million). The decrease is explained by handset revenues (including carkits) increasing more than the increase in the cost of handset sales. The cost of handset sales increased due to the higher proportion of 3G handset sales, as well as the higher total number of sales, while the cost per individual handset declined due to the decrease in the value of the U.S. dollar against the Shekel in 2007.

        Selling, marketing and general and administrative expenses. Selling, marketing, general and administration (SG&A) expenses totaled NIS 606.0 million (US$ 157.6 million) in 2007, an increase of 23.4% from NIS 491.1 million in 2006. The increase is largely related to the additional costs of growing the subscriber base, including higher distribution and commission expenses, and larger provisions for doubtful accounts from receivables on handset sales and service revenues. In addition, the increase includes the impact of a one time retirement bonus payment paid to the Company’s founding chief executive officer, Mr. Amikam Cohen, of approximately NIS 15 million, as well as payments to additional retiring senior executives.

        Operating profit. As a result of the above, the Company recorded an operating profit in 2007 of NIS 1,404.5 million (US$ 365.2 million), representing an increase of 15.3% from NIS 1,218.4 million in 2006.

        Financial expenses. Financial expenses decreased in 2007 by 24.1%, or NIS 40.1 million, from NIS 166.4 million in 2006 to NIS 126.3 million (US$ 32.8 million). The decrease is primarily attributable to an increase in financial income of NIS 21.1 million together with a reduction of NIS 82.8 million in financial and coverage expenses and due to currency fluctuations, offset by an increase of NIS 63.8 million in CPI linkage expenses resulting from the higher CPI level.

        Income before taxes. Income before taxes for 2007 was NIS 1,278.2 million (US$ 332.3 million), up 21.5% compared to NIS 1,052 million in 2006.

        Taxes on income. As of January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. On May 2, 2007, the FASB issued FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48-1" (“FSP FIN 48-1”). FSP FIN 48-1 provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company adopted FSP FIN 48-1 as of January 1, 2007. The Company’s policy to include interest and penalties relating to uncertain tax positions, within the provision for income taxes has not changed as a result of implementing FIN 48.

        Following the ruling of the Supreme Court, on November 20, 2006 on the matter of Paz Gas Marketing Company Ltd. and others vs. the assessing officer and others, which overturned the rules regarding the recognition of financing expenses, the Company included in its financial statements, beginning for the fourth quarter of 2006 and through the first three quarters of 2007, an additional provision for taxes in the amount of NIS 55 million. This provision was an estimate of the additional tax expense relating to the possibility that part of the financing expenses accrued in the years 2005 and 2006 in respect of a financial debt, which is attributable, inter alia, to the financing of a repurchase of Company shares, will not be recognized as an expense for tax purposes. On October 28 and 29, 2007, the Israeli Supreme Court issued a new ruling readdressing the same issue. The Company re-evaluated the provision in light of the new ruling and decided to reduce the provision of unrecognized tax benefit to an amount of NIS 7 million, according to FIN 48.

        Taking into account this reduction in tax provisions, total tax expenses for 2007 were NIS 338.4 million (US$ 88.0 million), a decrease of 8.7% from NIS 370.7 million in 2006. The decrease also reflects the lower Israeli corporate tax rate in 2007 of 29% compared with 31% in 2006. In 2008, the Israeli corporate tax rate will decrease further to 27% (see Note 9b to our consolidated financial statements).

        Net income. Net income in 2007 was NIS 939.8 million (US$ 244.4 million) and earnings of NIS 5.96 (US$ 1.55) per diluted share, representing a 37.7% increase from NIS 682.3 million (earnings of NIS 4.41 per diluted share), in 2006.

        At December 31, 2007, total financial debt (including the current portion of our long-term liabilities) amounted to NIS 2,100.9 million, compared to NIS 2,329.1 million at December 31, 2006. Short-term financial debt, which is comprised of the current portion of long-term debt, amounted to NIS 28.3 million at December 31, 2007, compared to NIS 40.2 million at December 31, 2006. Capital expenditures amounted to approximately NIS 469 million, NIS 488 million and NIS 486 million in 2007, 2006 and 2005, respectively.

        Currently, our main sources of liquidity are:

—	our cash on hand;
—	our operating cashflows; and
—	our senior credit facilities.

        Cash on hand. At December 31, 2007, we had NIS 148 million in cash on hand.

        Operating cash flows. Cash flows generated from operating activities in 2007 (NIS 1,456.3 million or US $378.6 million), net of cash flows from investing activities (NIS 540.1 million or US $140.4 million), were NIS 916.2 million (US $238.2 million), an increase of 18.2%, or NIS 141.4 million from 2006. Cash flows from operating activities increased in 2007 primarily due to the increase of NIS 257.5 million increase in net income, offset by a decrease in cash flow from other short term balance sheet line items of NIS 24.7 million. The level of investment in fixed assets increased in 2007 primarily due to an increase cost in fixed assets purchased of NIS 116.5 million.

Annex “C1"

PARTNER COMMUNICATIONS COMPANY LTD.
2004 SHARE OPTION PLAN

as adopted on 12 July 2004 and amended on 26 March 2008 by the Board of Directors and [date of shareholders' approval from Partner, HTIL, or HWL, whichever is the latest]

1.	Purpose

This Partner Communications Company Ltd. 2004 Share Option Plan, as amended from time to time, (the “Plan”) is intended to promote the interests of Partner Communications Company Ltd. (the “Company”) and its shareholders by providing employees, directors and officers, and advisors of the Company with appropriate incentives and rewards to encourage them to enter into and continue in the employ of, or service to, the Company and to acquire a proprietary interest in the long-term success of the Company. ~~It is clarified that unless otherwise determined by the Committee (as defined below) and stated in the Grant Instrument (as defined below) to a Participant (as defined below), a Participant is not required to achieve any performance targets before the exercise of an Option granted to him.~~ The Plan is designed to enable employees, directors and officers of the Company to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, as amended, and any regulations, rules, orders or procedures promulgated thereunder.

2.	Definitions

As used in the Plan, the following definitions shall apply to the terms indicated below:

"Affiliate"	means any "employing company" within the meaning of Section 102(a) of the Ordinance.

"Approved 102 Option"	means an Option granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Participant.

"Capital Gain Option (CGO)"	means an Approved 102 Option elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) of the Ordinance.

"Cashless Options"	shall have the meaning set forth in Section 8.6.

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"Cause"	when used in connection with the termination of a Participant's employment or service by the Company, shall mean (a) the willful and continued failure by the Participant to perform his duties (including the duty of care and the fiduciary duty as set forth in the Companies Law) and obligations to the Company (other than any such failure resulting from Retirement or Disability, as hereinafter defined or any such failure approved by the Company, subject to applicable law) or (b) the willful engaging by the Participant in misconduct which is injurious to the Company, provided, however, that in relation to employees or officers of the Company, in each case the actions or omissions of the Participant are sufficient to deny the Participant severance payment under the Severance Payment Law, 1963.

"Commencement Date"	with respect to the vesting schedule of an Option, shall be the Grant Date,~~date of grant of the Option,~~ unless another date for the commencement of the vesting schedule with respect to such Option has been set by the Committee and written in the Grant Instrument.

"Committee"	shall mean the Compensation Committee of the Board of Directors of the Company, as set forth in Section 5 below.

"Companies Law"	shall mean the Israeli Companies Law, 1999, as may be amended from time to time.

"Company"	shall mean Partner Communications Company Ltd., a company incorporated under the laws of the State of Israel.

"Designated Beneficiary"	of a Participant, shall mean the beneficiary designated by such Participant or deemed as such Participant’s Designated Beneficiary pursuant to Section 26~~23~~ hereto, upon the death of the Participant.

"Disability"	shall mean any physical or mental condition, which is recognized as a disability pursuant to the employment practices adopted by the Company and prevents the Participant from continuing to work in his position or in a comparable one in the Company or prevents the Participant from continuing to provide services to the Company. Determination of a Disability shall be made in consultation with a physician selected by the Committee and shall be finally and conclusively determined by the Committee in its absolute discretion.

"Effective Date"	means 12 July 2004 the date on which the Board of Directors of the Company first approved the Plan.

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"Employee"	means a person who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder, all as defined in section 102.

"Exercise Period"	shall have the meaning set forth in Section 8.3~~7.3~~ below.

"Grant Date"	of an Option means the date on which the Committee resolves to grant such Option, unless another date is specified by the Committee, provided that, if further approvals are required for the granting of an Option, the Grant Date shall mean the date that the last required approval for the grant of such Option shall have been obtained.

"Grant Instrument"	shall have the meaning set forth in Section 7.2~~6.2~~ below.

"ITA"	means the Israeli Tax Authorities.

"Non- Employee"	means a person who is not an Employee of the Company or its Affiliates.

"Option"	shall mean an option to purchase one or more Ordinary Shares~~shares of the Company~~ granted pursuant to this Plan.

"Option Exercise Price"	shall have the meaning set forth in Section 8.1~~7.1~~ below.

"Ordinary Income Option (OIO)"	means an Approved 102 Option elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance.

"102 Option"	means any Option granted to Employees pursuant to Section 102 of the Ordinance.

"3(i) Option"	means an Option granted pursuant to Section 3(i) of the Ordinance to any person who is a Non- Employee.

"Ordinary Shares"	shall mean ordinary shares of the Company, par value NIS 0.01 each.~~Company.~~

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"Participant"	shall mean an Employee or a Non-Employee to whom an Option is granted pursuant to the Plan, and, upon his death or legal incapacity, his successors, heirs, executors and administrators, as the case may be.

"Plan"	shall mean this Partner Communications Company Ltd. 2004 Share Option Plan, as amended from time to time.

"Retirement"	shall mean the termination of a Participant's employment with or service to the Company as a result of his reaching the earlier of (a) the legal age for retirement and (b) the age for retirement identified in his employment or service agreement.

“Section 3(i)"~~3i”~~	means Section 3(i)~~section 3i~~ of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder as now in effect or as hereafter amended.

"Section 102"	means section 102 of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder as now in effect or as hereafter amended.

"Section 102 Rules"	means the Income Tax Rules (Tax Relief for Issuance of Shares to Employees), 2003.

"Tax Ordinance" or "Ordinance"	shall mean the Israeli Income Tax Ordinance [New Version], 1961, as amended, and any regulations, rules, orders or procedures promulgated thereunder.

"Trustee"	means any individual appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

"Termination Date"	means close of business of the Company on the date which falls ten (10) years after the Effective Date.

"Unapproved 102 Option"	means an Option granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

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3.	Shares Subject to the Plan

3.1.	Shares Available for Options. On the Effective Date, the~~The~~ total number of authorized and unissued Ordinary Shares reserved for issuance upon exercise of all Options granted under the Plan was ~~shall~~ not to exceed 5,775,000 Ordinary Shares, which represented~~representing~~  approximately 3.15% of the total issued share capital of the Company as at the Effective Date. Conditional upon applicable approvals having been obtained, the aforesaid limit shall be increased by 8,142,000 Ordinary Shares to not exceeding a total of 13,917,000 Ordinary Shares which represents approximately 8.84% of the total issued share capital of the Company as of 31 March 2008. The total ~~Such~~ number of Ordinary Shares reserved for issuance under the Plan shall be subject to adjustment as required for the implementation of the provisions of the Plan, in accordance with Section 3.2 below. In the event an Option granted to any Participant expires or otherwise terminates hereunder, shares reserved for issuance upon the exercise of such Option shall become available for issuance upon the exercise of any other Options which the Company may grant under the Plan.

3.2.	Adjustments. Upon the occurrence of any of the following events, a Participant’s rights under any Option granted hereunder shall be adjusted as hereinafter provided:

3.2.1.	In the event the Ordinary Shares shall be subdivided or combined into a greater or smaller number of shares or if, upon a merger, consolidation, reorganization, recapitalization or similar event or transaction whilst any Option remains exercisable or this Plan remains in effect,~~,~~ the Ordinary Shares shall be exchanged for other securities of the Company or of another corporation, each Participant shall be entitled, upon exercising a vested Option and subject to the conditions herein stated, to be issued in respect of the Option, such number of Ordinary Shares or amount of other securities of the Company or such other corporation as were exchangeable for the number of Ordinary Shares which such Participant would have been entitled to purchase had such event or events not occurred, and appropriate adjustments shall be made in the exercise~~purchase~~ price per share to reflect such subdivision, combination or exchange, so that Participants are not materially better or worse off as a result of the relevant event and provided that any such adjustment shall give the Participant the same proportion of the issued share capital of the Company for which such Participant would have been entitled to subscribe had he exercised all the Options held by him immediately prior to such adjustment and that such adjustment shall be made on the basis that the aggregate exercise price per share payable by the Participant on the full exercise of any Option shall remain as nearly as possible the same (but not greater than) as it was before such event. No such adjustment shall be made the effect of which would be to enable an Ordinary Share to be issued at less than its nominal value.~~.~~

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3.2.2.	In the event the Company shall issue any of its shares or other securities as bonus shares upon or with respect to its Ordinary Shares, each Participant upon exercising such Option shall be issued by the Company (for the exercise price payable upon such exercise), the Ordinary Shares as to which he is exercising his Option and, in addition thereto (at no additional cost), such number of shares (rounded down to the nearest whole number) of the class or classes in which such bonus shares were distributed which he would have received if he had been the holder of the Ordinary Shares as to which he is exercising his Option at all times between the date of issuance of such Option on behalf of a Participant in the name of the Trustee and the date of its exercise.

3.2.3.	Upon the occurrence of any of the foregoing events, the class and aggregate number of shares issuable pursuant to the Plan (as set forth in Section 3.1 hereof), in respect of which Options have not yet been granted, shall also be appropriately adjusted, to the extent necessary, to reflect the events specified in Subsections 3.2.1 and 3.2.2 above.

3.2.4.	If there has been any alteration in the capital structure of the Company as referred to in this Section 3.2, the Company shall, upon receipt of a Notice of Exercise (pursuant to Section 8.5 below) inform the Participant of such alteration and shall inform the Participant of the adjustment to be made.

3.2.5.	The Committee shall determine the specific adjustments to be made in accordance with this Section 3 and the rules and regulations of any stock exchange applicable from time to time to the Company, by reason of their applicability to its shareholders or otherwise. A~~The~~ determination made in accordance with this Section 3.2.5~~3.2.4~~ shall be conclusive.

4.	Issuance Of Options

4.1.	The maximum number of Options which may be issued and allotted and which may be required to be issued and allotted upon the exercise of Options to each Participant under this Plan in any 12-month period shall not exceed ~~1,834,615 Ordinary Shares, representing approximately~~ 1% of the total issued share capital of the Company as measured at the Grant~~Effective~~ Date of Options or further Options to such Participant. The eligibility of any person shall be determined from time to time on the basis of his contribution to the development of the Company.~~.~~

4.2.	The persons eligible for participation in the Plan as Participants shall include any Employees or Non-Employees of the Company or of any Affiliate; provided, however, that (i) Employees may only be granted 102 Options; and (ii) Non-Employees may only be granted 3(i) Options.

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4.3.	The Company may designate Options granted to Employees pursuant to Section 102 as Unapproved 102 Options or Approved 102 Options.

4.4.	The grant of Approved 102 Options shall be made under this Plan adopted by the Board, and shall be conditioned upon the approval of this Plan by the ITA.

4.5.	Approved 102 Options may either be classified as Capital Gain Options (“CGOs”) or Ordinary Income Options (“OIOs”).

4.6.	No Approved 102 Options may be granted under this Plan to any eligible Employee, unless and until, the Company’s election of the type of Approved 102 Options as CGO or OIO granted to Employees (the “Election”), is appropriately filed with the ITA. Such Election shall become effective beginning on the first Grant Date~~grant date~~ of an Approved 102 Option under this Plan and shall remain in effect at least until the end of the year following the year during which the Company first granted Approved 102 Options (under this Plan or previous plans). The Election shall obligate the Company to grant only the type of Approved 102 Option it has elected, and shall apply to all Participants who were granted Approved 102 Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Options simultaneously.

4.7.	All Approved 102 Options must be held in trust by a Trustee, as described in Section 11~~9~~ below.

4.8.	For the avoidance of doubt, the designation of Unapproved 102 Options and Approved 102 Options shall be subject to the terms and conditions set forth in Section 102.

5.	Administration of the Plan

5.1.	Committee. The Plan shall be administered by the Compensation Committee, which has been appointed by and serves at the direction of the Board of Directors of the Company. The Board of Directors may from time to time remove members from, or add members to, the Committee, and may fill vacancies in the Committee however caused.

5.2.	Committee Actions. The Committee has selected one of its members as its Chairman and holds its meetings at such times and places, as it determines. Actions at a meeting of the Committee at which a majority of its members are present, or acts reduced to or approved in writing by all members of the Committee, are the valid acts of the Committee. The Committee keeps records of its meetings and makes such rules and regulations for the conduct of its business, as it deems advisable.

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5.3.	Authority of Committee. The Committeehas the authority, in its sole discretion, subject to the approval of the Board of Directors – if such approval is required under the Companies Law – and subject to any applicable law and regulations and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan including, without limitation, the authority in its discretion to determine the persons to whom Options are granted, the number of shares covered by each Option, the time or times at which Options are granted, the Commencement Date and the Option Exercise Price, and any other terms to be included in the Grant Instrument which are permitted by the Plan. The Committee also has the power and authority to determine whether, to what extent, and under what circumstances an Option may be settled, canceled, forfeited, exchanged, or surrendered; to construe and interpret the Plan and any Grant Instrument and Option; and to make all other determinations deemed necessary or advisable for the administration of the Plan.

5.4.	Interpretation and Construction. The interpretation and construction by the Committee of any provision of the Plan or of any Grant Instrument or Option thereunder shall be final and conclusive, unless otherwise determined by the Board of Directors of the Company.

5.5.	Acceleration and Other Amendments. Save and except for the occurrence of events specified in Section 6 below whereupon the Committee shall comply with the provisions therein, the~~The~~ Committee may, in its sole and absolute discretion, accelerate the date on which any Option granted under the Plan becomes exercisable, waive or amend the operation of Plan provisions respecting exercise after termination of employment or otherwise amend any of the terms of any Grant Instrument or Option, subject to the provisions of the Tax Ordinance, provided, however, that no such waiver or amendment shall adversely affect any Participant’s rights under any outstanding Grant Instrument or Option under the Plan without the consent of such Participant.

6.	Acceleration in the Event of a Change in Control;Winding Up

6.1.	Acceleration in the Event of Change in Control. In the event that within six months after a Change in Control of the Company a Participant’s employment with or service to the Company is terminated by or a Participant receives a notice of termination from the Company for any reason (other than termination for Cause), the Options granted to such Participant whether vested or not shall be automatically and immediately accelerated so that all such Options shall become vested and exercisable within thirty (30) days after the date of termination of employment or service.

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All outstanding Options so vested in the manner as aforesaid which are not exercised within the thirty (30) days after the date of termination of employment or service shall terminate and cease to be outstanding upon the expiry of the aforesaid thirty-day period.

For the purpose of this Section 6.1, “Change in Control” shall mean:

(i) the acquisition which results in holding, directly or indirectly, of (a) the power to control at least 50% of the Company’s share capital; or (b) the power (exercisable alone or together in concert with others) to direct or cause the direction of the management and policies of the Company, whether through the ownership of Ordinary Shares, by law, contract or otherwise; or (c) the power (exercisable alone or together in concert with others) to elect or appoint at least 50% of the Board of Directors of the Company;

(ii) a merger, consolidation or similar transaction (including an arrangement) of the Company following which the Company is not a surviving corporation;

(iii) a merger, consolidation or similar transaction (including an arrangement) following which the holders of voting securities of that other company holding, in aggregate, 50% or more of all outstanding Ordinary Shares of the Company (including a merged or successor company) resulting from such merger, consolidation or similar transaction; or

(iv) the sale, lease or exchange of all or substantially all of the property of the Company, other than in the ordinary course of business of the Company or to its subsidiary;

Provided that any event or transaction contemplated in sub-paragraph (i), (ii) or (iii) shall not constitute a Change in Control for purposes of this Plan if following such event or transaction, 50% or more of voting securities of the Company remain held directly or indirectly by the ultimate shareholder prior to such event or transaction (the “UltimateShareholder”) or any company or other person controlled directly or indirectly in any matter whatever whether through the ownership of voting securities or otherwise in fact by the Ultimate Shareholder.

6.2.	Acceleration in the Event of winding up. In the event of an effective resolution being proposed for the voluntary winding-up of the Company, any Participant may, subject to the provisions of all applicable laws, by notice in writing to the Company at any time prior to the date on which such resolution is passed, exercise his vested Options (to the extent not already exercised) either to its full extent or to the extent specified in such Notice of Exercise (in accordance with the provisions of Section 8.5) and shall accordingly be entitled, in respect of the Ordinary Shares to be issued upon the exercise of his or her vested Option, to participate in the distribution of the assets of the Company available in liquidation pari passu with the holders of the Ordinary Shares in issue on the date prior to the date of such resolution.

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7.	Options Under the Plan; Grant Instrument

7.1.	Eligible Grantees. Options may be granted to any Employee or Non- Employee of the Company or its Affiliate selected by the Committee provided, however, that no Option may be granted by the Committee to any person serving as a member of the Committee at the time of the grant. The grant of an Option to a Participant shall neither entitle such Participant to, nor disqualify him from, receiving any other grants of Options pursuant to the Plan or participating in any other share option plan. Any grant of Options under the Plan shall be in compliance with the requirements under applicable laws and regulations, including by reason of their applicability to the Company’s shareholders or otherwise.

7.2.	Grant Instrument. Each Option granted under the Plan shall be evidenced by a written instrument signed by the Company and accepted in writing by the Participant which shall be accompanied by a copy of this Plan and shall contain such provisions as the Committee, in its sole discretion, may deem necessary or desirable (the “Grant Instrument”). By accepting an Option, a Participant thereby agrees that the Option shall be subject to all the terms and provisions of this Plan and the applicable Grant Instrument. Unless otherwise determined by the Committee, no payment is required to be made by a Participant on acceptance of an Option. The Grant Instrument shall also state the type of Option granted thereunder (whether a CGO, OIO, Unapproved 102 Option or a 3(i) Option).

7.3.	Cancelled Options. Where the Company cancels any Option granted to a Participant but not exercised and issues new Option(s) to the same Participant, the issue of such new Option(s) may only be made with available unissued Options (excluding, for this purpose, the Options so cancelled) within the limit of this Plan under Section~~Clause~~ 3.1.

8.	Options

8.1.	Exercise Price. The Committee shall determine the exercise price per Ordinary Share~~share~~ (“Option Exercise Price”), subject to applicable law, regulations and guidelines.~~Price”).~~ The Option Exercise Price will be determined taking into consideration the fair market value of an Ordinary Share at the time of grant. The fair market value of an Ordinary Share on any date will be equal to the average of the closing sale price of Ordinary Shares during the preceding 30 trading days, as such closing sale price is published by the Tel Aviv Stock Exchange, or if the Ordinary Shares are not listed on the Tel Aviv Stock Exchange, the main~~national~~ securities exchange on which the Ordinary Shares are traded or, if there is no sale of Ordinary Shares on such date, the average of the bid and asked prices on such exchange at the closing of trading on such date or, if Ordinary Shares are not listed on a national securities exchange on such date, the closing price or, if none, the average of the bid and asked prices in the over the counter market at the close of trading on such date, or if the Ordinary Shares are not traded on a national securities exchange or the over the counter market, the fair market value of an Ordinary Share on such date as determined in good faith by the Committee. Unless otherwise provided in the Grant Instrument, the Option Exercise Price shall be paid in NIS. ~~in accordance with the NIS-US dollar representative rate of exchange, last published by the Bank of Israel prior to the date of exercise.~~ Except for any applicable provisions of the Tax Ordinance or relevant securities laws or specific provisions of this plan, the Ordinary Shares and any other securities issued to a Participant (or the Trustee on his behalf) upon Option exercise and payment of the Option Exercise Price shall be subject to the articles of association of the Company from time to time in force (including, without limitation, provisions relating to voting and dividend) and shall be free and clear of any transfer restrictions; pledges, encumbrances or liens; and other third party rights of any kind.

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With respect to Cashless Options, the Option Exercise Price per share set forth in the Grant Instrument will not be the actual amount to be paid by the Participant to the Company for said Cashless Options, but will only be used for the purpose of calculating and determining the number of Shares to be issued to the Participant as the result of the exercise of a Cashless Option.

8.2.	Vesting Schedule. An Option shall become cumulatively vested as to one-fourth (25%) of the Ordinary Shares covered thereby on each of the first, second, third, and fourth anniversaries of its Commencement Date, unless otherwise set by the Committee in the Grant Instrument. Unless otherwise determined by the Committee and stated in the Grant Instrument, a Participant is not required to achieve any performance targets before the vesting or the exercise of an Option.

8.3.	Exercise Period. The exercise period during which an option may be exercised will be determined by the Committee and will not exceed ten years from the Grant Date or such shorter period set forth in the Grant Instrument.~~date of Option grant.~~

8.4.	Minimum Exercise. No exercise of Options by a Participant, shall be for an aggregate exercise price of less than $1,000 unless such exercise is for all shares of the Company purchasable upon exercise of the Options held by a Participant (or by the Trustee on his behalf) which have vested as of such date. The partial exercise of an Option shall not cause the expiration, termination or cancellation of the remaining unexercised portion of such Option. Each Option exercise shall be in respect of a whole number of shares, and the Company shall not issue any fractional shares; the number of shares granted under the Plan to any Participant shall be rounded off (upward or downward) to the nearest whole number.~~shares.~~

8.5.	Method of Exercise. An Option, or any part thereof, shall be exercised by (i) the Participant’s signing and delivering to the Company at its principal office, to the attention of its Secretary (or~~(and~~ to the Trustee, if the Option is held in trust), an exercise notice ( “Notice of Exercise”) in such form and substance as may be prescribed by the Committee from time to time, and (ii) full payment for the Ordinary Shares purchased upon the exercise of an Option. Payment shall be made on the date of delivery of the Notice of Exercise or on a later date, if so determined by the Committee, by the following means: (x)~~(i)~~ in cash, by certified check, bank cashier’s check or wire transfer, or (y)~~(ii)~~ subject to the approval of the Committee, by such other method of payment as the Committee may from time to time authorize.

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8.6.	Cashless Exercise – The Board of Directors of the Company may, at its discretion, resolve from time to time to allow Participants to exercise their vested Options through a cashless exercise procedure during a fixed period pursuant to which each vested Option will entitle its holder, with the right to purchase Ordinary Shares (subject to the adjustments described in Section 3.2 above), in accordance with the following formula (“Cashless Options”):

(A x B) - (A x C) B

A = the number of vested Options the Participant requests to exercise as written in the Notice of Exercise;
B = the fair market value of an Ordinary Share on the Notice Date (as defined in this Section 8.6) determined in accordance with the terms set out in Section 8.1 above;
C= the Option Exercise Price;

During the period when Cashless Exercise is allowed, the Participant may elect to exercise vested Options by signing and delivering to the Company at its principal office, to the attention of its Secretary (or to the Trustee, if the Option is held in trust), an exercise notice (“Notice of Exercise”) in such form and substance as may be prescribed by the Committee and pay the nominal value of the Ordinary Shares in the manner as specified in Section 8.5.

The Committee or someone designated by it and/or the Trustee will make all applicable calculations with respect to the Option Exercise Price and determine the amount of Ordinary Shares issued or to be issued upon exercise of the vested Options, all in accordance with the Plan onthe date on which the Notice of Exercise has been delivered (as specified in Section 8.5, and if such date is not a business day, the first business day following such date) (“Notice Date”) including the applicable exchange rate in effect on the Notice Date and such calculation will be binding on the Participants.

Fractional Shares will be rounded down to the nearest whole number of Ordinary Shares.

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8.7.	Issuance of Shares. Subject to any other applicable provisions of this Plan, Ordinary Shares purchased upon the exercise of an Option shall be issued in the name of the Trustee or the Participant, all in accordance with the requirements of the Tax Ordinance.

8.8.	Waiver of Option Rights. At any time prior to the expiration of any Option, a Participant may waive all rights attributable to such Option by delivering a written notice to the Company’s principal office, to the attention of its Secretary. Such notice shall be accompanied by the applicable Grant Instrument, shall specify the number of Ordinary Shares subject to the Option with respect to which the Participant waives his rights and shall be signed by the Participant. Upon receipt by the Company of the notice of waiver with respect to any Option, such Option shall expire with respect to the number of Ordinary Shares specified therein, and an amended Grant Instrument will be issued with respect to any Option or Options (or portion thereof) covered by the Grant Instrument as to which rights attributable thereto were not waived.

8.9.	Notices. All notices delivered by a Participant hereunder shall be signed by the Participant and notarized or certified by an attorney, or signed in the presence of (and countersigned by) the Company’s General Counsel or Corporate secretary. Any notice if sent by the Participant shall be irrevocable and shall not be effective until actually received by the Company.

9.	Termination of Employment or Service

9.1.	Voluntary Termination by Participant. In the event that a Participant’s employment with or service to the Company is terminated by the Participant voluntarily for any reason other than Retirement, Disability or death: (i) Options granted to such Participant, to the extent vested at the time of termination of employment or service, shall be exercisable for a period of 90 days following either termination or the date upon which the Participant may freely sell Ordinary Shares acquired upon Option exercise, the later date of the two and (ii) Options granted to such Participant, to the extent that they were not vested at the time of termination of employment or service, shall expire at the time of termination.

9.2.	Termination by the Company Other Than For Cause. In the event that a Participant’s employment with or service to the Company is terminated by the Company for any reason other than for Cause: (i) Options granted to such Participant, to the extent vested at the time of termination of employment or service, shall be exercisable during the remainder of their exercise period, and (ii) Options granted to such Participant, to the extent that they were not vested at the time of termination of employment or service, shall expire at such time. Section 9.2 shall not apply upon occurrence of the events specified in Section 6 whereupon the provisions therein shall govern.

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9.3.	Termination By Reason of Retirement, Death or Disability. In the event that a Participant’s employment with or service to the Company terminates by reason of the Retirement, Disability or death of the Participant: (i) Options granted to such Participant, to the extent vested at the time of termination of employment or service, shall be exercisable during the remainder of their exercise period, and (ii) Options granted to such Participant, to the extent that they were not vested at the time of termination of employment or service, shall expire at such time; provided, however, that a pro rata portion of the Options that would have become vested on the next anniversary of the Commencement Date (but for such termination of employment or service) shall become vested on the date of such termination of employment or service and shall be exercisable during the remainder of their Exercise Period.~~exercise period.~~ Such pro rata portion shall be determined by multiplying the number of unvested Options scheduled to vest on the next anniversary of the Commencement Date by a fraction, the numerator of which is the number of full and partial months which the Participant has been employed with or gave services to the Company since the most recent anniversary of the Commencement Date (or, if less than one year has elapsed since the Commencement Date, since the Commencement Date) and the denominator of which is twelve, rounded down to the nearest whole number.

9.4.	Termination For Cause. In the event a Participant’s employment with or service to the Company is terminated for Cause, all outstanding Options granted to such Participant shall expire upon the termination of employment or service. A Participant shall be entitled to challenge the Committee’s determination that a termination is for Cause, in which case, the final determination shall be made by a court of competent jurisdiction.

9.5.	Expiration of Term. Notwithstanding anything to the contrary in this Section 10,~~8,~~ no Option shall be exercisable after the expiration of its Exercise Period.

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10.	Trust Arrangement

10.1.	Approved 102 Options which shall be granted under this Plan and any Ordinary Shares allocated or issued upon exercise of such Approved 102 Options and other rights, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Participants for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the “Holding Period”).

10.2.	With respect to any Approved 102 Option, subject to Section 102 and the Rules, Participants shall not be able to receive from the Trustee, nor shall they be able to sell or dispose of Ordinary Shares or any rights, including bonus shares, before the end of the applicable Holding Period. If a Participant sells or removes the Shares from the Trustee before the end of the applicable Holding Period (“Breach”), the Participant shall pay all applicable taxes imposed on such Breach by Section 7 of the Rules.

10.3.	Until all taxes have been paid in accordance with Section 7 of the 102 Rules, Options and Shares may not be sold, transferred, assigned, pledged, encumbered, or otherwise willfully hypothecated or disposed of, and no power of attorney or deed of transfer, whether for immediate or future use may be validly given. Notwithstanding the foregoing, the Options and Shares may be validly transferred in a transfer made by will or laws of descent, provided that the transferee thereof shall be subject to the provisions of Section 102 and the Section 102 Rules as would have been applicable to the deceased Participant were he or she to have survived.

10.4.	Upon receipt of Approved 102 Option, the Participant will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with this Plan, or any Approved 102 Option or Ordinary Share granted to him thereunder.

11.	Rights as a Shareholder

No Participant shall have any rights as a shareholder with respect to any Ordinary Shares or other securities of the Company covered by or relating to any Option, whether or not exercisable, until the due issuance of such shares by the Company. Ordinary Shares to be issued upon the exercise of an Option will be subject to all provisions of the Articles of Association of the Company for the time being in force and will, subject to the completion of registration (as referenced below), rank pari passu in all respects with the then existing fully paid Ordinary Shares in issue on the date in which the Option is duly exercised or, if that date falls on a day when the register of members of the Company is closed, the first day of re-opening of the register of members (“Exercise Date”) and accordingly will entitle the holders thereof to participate in all dividends or other distributions paid or made on or after the Exercise Date other than any dividend or other distribution previously declared or recommended or resolved to be paid if the record date therefor shall be before the Exercise Date. An Ordinary Share issued upon the exercise of an Option shall not carry voting rights until the Participant has been duly entered on the register of members of the Company as the holder thereof.

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12.	No Special Employment or Service Rights; No Right to Option

Nothing contained in this Plan or any Grant Instrument shall confer upon any Participant any right with respect to the continuation of employment by or service to the Company or interfere in any way with the right of the Company, subject to the terms of any separate employment or service agreement, at any time to terminate such employment or service, or to increase or decrease the compensation of or payment to the Participant. The Plan shall not form part of any contract of employment. No person shall have any claim or right to receive any shares hereunder except in accordance with the express terms of this Plan and a Grant Instrument issued to such person.

13.	Tax Matters

13.1.	This Plan shall be governed by, and shall be conformed with and interpreted so as to comply with, the requirements of Section 3(i)~~3i~~ or Section 102 of the Tax Ordinance (as the case may be) and any regulations, rules, orders, or procedures promulgated thereunder.

13.2.	Any tax consequences arising from the grant or exercise of any Option, from the payment for Ordinary Shares covered thereby or from any other event or act (of the Company, and/or its Affiliates, and the Trustee – if applicable – or the Participant), hereunder, shall be borne solely by the Participant. The Company and/or its Affiliates, and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Participant shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Participant .

13.3.	The Company and/or, when applicable, the Trustee shall not be required to release any share certificate to a Participant until all required payments have been fully made.

13.4.	With respect to Unapproved 102 Option, if the Participant ceases to be employed by the Company or any Affiliate, the Participant shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

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14.	Withholding Taxes

Whenever cash is to be paid pursuant to an Option, the Company shall have the right to deduct from such payment an amount sufficient to satisfy any applicable withholding tax requirements related thereto. Whenever Ordinary Shares or any other non-cash assets are to be delivered pursuant to the exercise of an Option, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any applicable withholding tax requirements related thereto, and if such amount of cash is not timely remitted, to withhold such Ordinary Shares or any other non-cash assets pending payment by the Participant of such amounts.

15.	Transfers Upon Death; Non-Assignability

15.1.	Death. Upon the death of a Participant, outstanding Options granted to such Participant may be exercised only by (i) the Designated Beneficiary designated by such Participant pursuant to Section 23 below, or (ii) if such Participant did not designate a Designated Beneficiary, to the person deemed as such Participant’s Designated Beneficiary pursuant to Section 23 below or to a person who shall have acquired the right to the Options by will or by the laws of descent and distribution. No transfer of an Option by will or by the laws of descent and distribution shall be effective to bind the Company unless the Company shall have been furnished with (a) written notice thereof and with a copy of the relevant section of the will relating to the bequest of the Option, certified by a notary and/or such other evidence as the Committee may deem necessary to establish the validity of the transfer and (b) a written consent by the transferee to pay the Option Exercise Price upon exercise of the Option, if any, and otherwise abide by the terms set forth in this Plan and in the relevant Grant Instrument.

15.2.	Non-Assignability.

15.2.1.	Notwithstanding any other provision of the Plan, no Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to them given to any third party whatsoever, and during the lifetime of the Participant each and all of such Participant’s rights to purchase Ordinary Shares hereunder shall be exercisable only by the Participant. Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void and shall entitle the Company to cancel any Option granted to such Participant to the extent not already exercised.~~.~~

15.2.2.	As long as Options or Ordinary Shares purchased pursuant to thereto are held by the Trustee on behalf of the Participant, all rights of the Participant over the shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

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16.	Expenses and Receipts

The expenses incurred in connection with the administration and implementation of the Plan (excluding~~(including~~ any taxes and other liabilities to which the Participant is subject as a result of his or her participation in the Plan)~~applicable stamp duty)~~ shall be paid by the Company. Any proceeds received by the Company in connection with the exercise of any Option may be used for general corporate purposes.

17.	Term and Termination

17.1.	Term of Plan. Options may be granted at any time after (i) the Effective Date (ii) (for CGO or OIO Options) the Trustee has been approved by the Israeli Income Tax Authorities pursuant to the requirements of the Tax Ordinance, and (iii) any other approvals or consents required by law have been received, until the Termination Date after which period no further Options may be issued but the provisions of the Plan shall remain in full force and effect to the extent necessary to give effect to the exercise of any Options granted or exercised prior thereto or otherwise as may be required in accordance with the provisions of the Plan.

17.2.	The Board of Directors of the Company may, at any time and from time to time, terminate the Plan in any respect, subject to any applicable approvals or consents that may be otherwise required by law, regulation or agreement, including by reason of their applicability to its shareholders or otherwise, and provided that no termination of the Plan shall adversely affect the terms of any Option which has already been granted. Upon such termination, no further Options will be offered under the Plan, but in all other respects the provisions of the Plan shall remain in force to the extent necessary to give effect to the exercise of any Options (to the extent not already exercised) granted prior thereto or otherwise as may be required in accordance with provisions of the Plan and Options (to the extent not already exercised) granted prior to such termination shall continue to be valid and exercisable in accordance with the Plan.

Amendment
18.	~~16A Amendments~~ of the Plan

18.1.	~~16A.1~~ Subject to other sections of the Plan, applicable law and the rules and/or regulations of any stock exchange applicable from time to time to the Company, by reason of their applicability to its shareholders or otherwise, the Plan may be altered or amended in any respect by a resolution of the Board of Directors of the Company except that, to the extent applicable, provisions relating to matters set out in Rule 17.03 of Chapter 17 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd as amended from time to time, shall not be altered or amended to the advantage of Participants except with the prior sanction of a resolution of the shareholders of the Company in general meeting.

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18.2.	~~16A.2~~ Any alterations or amendments to the terms and conditions of the Plan which are of a material nature or any change to the terms of the Options granted must~~shall~~ be approved by the shareholders of the Company except where the alterations take effect automatically under the existing terms of the Plan.

18.3.	~~16A.3~~ Any change to the authority of the Board of Directors of the Company or the Committee in relation to any alteration to the terms of the Plan must be approved by the shareholders of the Company in general meeting.

~~16A.4~~ 	The terms of the Plan and/or any Options amended pursuant to this section 18~~16A~~ must comply with the applicable rules and/or regulations of any stock exchange applicable from time to time to the Company, by reason of their applicability to its shareholders or otherwise.

18.4.

19.	Failure to Comply

In addition to the remedies of the Company elsewhere provided for herein, failure by a Participant to comply with any of the terms and conditions of the Plan or the applicable Grant Instrument shall be grounds for the cancellation and forfeiture of such Option, in whole or in part, as the Committee, in its absolute discretion, may determine, provided however, that such failure is not remedied by such Participant within ten days after notice by the Company of such failure.

20.	Required Approvals

The Plan is subject to the receipt, and the terms, of all approvals and permits required under any applicable law or by regulatory authorities having jurisdiction over the Plan, the Options, or the Ordinary Shares issued upon exercise of Options,~~,~~ including by reason of their applicability to the Company’s shareholders or otherwise.

21.	Applicable Law

The Plan and all instruments issued thereunder or in connection therewith, shall be governed by, and construed and administered in accordance with the laws of the State of Israel.

22.	No Rights Against the Company

This Plan shall not confer on any person any legal or equitable rights (other than those constituting the Options themselves) against the Company directly or indirectly or give rise to any cause of action at law or in equity against the Company.

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23.	Treatment of Participants

There is no obligation for uniformity of treatment for Participants.

24.	Unfunded Status of Awards

The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Option, nothing contained in the Plan or any Grant Instrument shall give any such Participant any rights that are greater than those of a general unsecured creditor of the Company.

25.	No Fractional Shares

No fractional shares shall be issued or delivered upon exercise of an Option. Unless otherwise provided herein, in lieu of fractional shares, the Company shall pay to an exercising Participant cash or other property, or issue additional Options, as the Committee deems appropriate.

26.	Designation of a Beneficiary

A Participant may file with the Company a written designation of a Designated Beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no Designated Beneficiary survives the Participant, the Participant’s estate representative (e.g. executor, administrator or similar representative) shall be deemed to be the Participant’s Designated Beneficiary.

27.	Integration Of Section 102 And Tax Assessing Officer’s Permit

27.1.	With regards to Approved 102 Options, the provisions of the Plan and/or the Grant Instrument shall be subject to the provisions of Section 102 and the Tax Assessing Officer’s permit, and the said provisions and permit shall be deemed an integral part of the Plan and of the Grant Instrument.

27.2.	Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the Plan or the Grant Instrument, shall be considered binding upon the Company and the Participants.

28.	Confidentiality

The Participant shall not divulge the details of the Plan and/or his holdings to any person except with the prior written permission of the Company, unless so required to do under any statutes or regulations applicable to such Participant.

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Annex “C2"

PARTNER COMMUNICATIONS COMPANY LTD.
2004 SHARE OPTION PLAN

as adopted on 12 July 2004 and amended on 26 March 2008 by the Board of Directors and [date of shareholders' approval from Partner, HTIL, or HWL, whichever is the latest]

1.	Purpose

This Partner Communications Company Ltd. 2004 Share Option Plan, as amended from time to time, (the “Plan”) is intended to promote the interests of Partner Communications Company Ltd. (the “Company”) and its shareholders by providing employees, directors and officers, and advisors of the Company with appropriate incentives and rewards to encourage them to enter into and continue in the employ of, or service to, the Company and to acquire a proprietary interest in the long-term success of the Company. The Plan is designed to enable employees, directors and officers of the Company to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, as amended, and any regulations, rules, orders or procedures promulgated thereunder.

2.	Definitions

As used in the Plan, the following definitions shall apply to the terms indicated below:

"Affiliate"	means any "employing company" within the meaning of Section 102(a) of the Ordinance.

"Approved 102 Option"	means an Option granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Participant.

"Capital Gain Option (CGO)"	means an Approved 102 Option elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) of the Ordinance.

"Cashless Options"	shall have the meaning set forth in Section 8.6.

"Cause"	when used in connection with the termination of a Participant’s employment or service by the Company, shall mean (a) the willful and continued failure by the Participant to perform his duties (including the duty of care and the fiduciary duty as set forth in the Companies Law) and obligations to the Company (other than any such failure resulting from Retirement or Disability, as hereinafter defined or any such failure approved by the Company, subject to applicable law) or (b) the willful engaging by the Participant in misconduct which is injurious to the Company, provided, however, that in relation to employees or officers of the Company, in each case the actions or omissions of the Participant are sufficient to deny the Participant severance payment under the Severance Payment Law, 1963.

1

"Commencement Date"	with respect to the vesting schedule of an Option, shall be the Grant Date, unless another date for the commencement of the vesting schedule with respect to such Option has been set by the Committee and written in the Grant Instrument.

"Committee"	shall mean the Compensation Committee of the Board of Directors of the Company, as set forth in Section 5 below.

"Companies Law"	shall mean the Israeli Companies Law, 1999, as may be amended from time to time.

"Company"	shall mean Partner Communications Company Ltd., a company incorporated under the laws of the State of Israel.

"Designated Beneficiary"	of a Participant, shall mean the beneficiary designated by such Participant or deemed as such Participant's Designated Beneficiary pursuant to Section 26 hereto, upon the death of the Participant.

"Disability"	shall mean any physical or mental condition, which is recognized as a disability pursuant to the employment practices adopted by the Company and prevents the Participant from continuing to work in his position or in a comparable one in the Company or prevents the Participant from continuing to provide services to the Company. Determination of a Disability shall be made in consultation with a physician selected by the Committee and shall be finally and conclusively determined by the Committee in its absolute discretion.

"Effective Date"	means 12 July 2004 the date on which the Board of Directors of the Company first approved the Plan.

"Employee"	means a person who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder, all as defined in section 102.

"Exercise Period"	shall have the meaning set forth in Section 8.3 below.

"Grant Date"	of an Option means the date on which the Committee resolves to grant such Option, unless another date is specified by the Committee, provided that, if further approvals are required for the granting of an Option, the Grant Date shall mean the date that the last required approval for the grant of such Option shall have been obtained.

2

"Grant Instrument"	shall have the meaning set forth in Section 7.2 below.

"ITA"	means the Israeli Tax Authorities.

"Non- Employee"	means a person who is not an Employee of the Company or its Affiliates.

"Option"	shall mean an option to purchase one or more Ordinary Shares granted pursuant to this Plan.

"Option Exercise Price"	shall have the meaning set forth in Section 8.1 below.

"Ordinary Income Option (OIO)"	means an Approved 102 Option elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance.

"102 Option"	means any Option granted to Employees pursuant to Section 102 of the Ordinance.

"3(i) Option"	means an Option granted pursuant to Section 3(i) of the Ordinance to any person who is a Non- Employee.

"Ordinary Shares"	shall mean ordinary shares of the Company, par value NIS 0.01 each.

"Participant"	shall mean an Employee or a Non-Employee to whom an Option is granted pursuant to the Plan, and, upon his death or legal incapacity, his successors, heirs, executors and administrators, as the case may be.

"Plan"	shall mean this Partner Communications Company Ltd. 2004Share Option Plan, as amended from time to time.

"Retirement"	shall mean the termination of a Participant's employment with or service to the Company as a result of his reaching the earlier of (a) the legal age for retirement and (b) the age for retirement identified in his employment or service agreement.

"Section 3(i)"	means Section 3(i) of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder as now in effect or as hereafter amended.

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"Section 102"	means section 102 of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder as now in effect or as hereafter amended.

"Section 102 Rules"	means the Income Tax Rules (Tax Relief for Issuance of Shares to Employees), 2003.

"Tax Ordinance" or "Ordinance"	shall mean the Israeli Income Tax Ordinance [New Version], 1961, as amended, and any regulations, rules, orders or procedures promulgated thereunder.

"Trustee"	means any individual appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

"Termination Date"	means close of business of the Company on the date which falls ten (10) years after the Effective Date.

"Unapproved 102 Option"	means an Option granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

3.	Shares Subject to the Plan

3.1.	Shares Available for Options. On the Effective Date, the total number of authorized and unissued Ordinary Shares reserved for issuance upon exercise of all Options granted under the Plan was not to exceed 5,775,000 Ordinary Shares, which represented approximately 3.15% of the total issued share capital of the Company as at the Effective Date. Conditional upon applicable approvals having been obtained, the aforesaid limit shall be increased by 8,142,000 Ordinary Shares to not exceeding a total of 13,917,000 Ordinary Shares which represents approximately 8.84% of the total issued share capital of the Company as of 31 March 2008. The total number of Ordinary Shares reserved for issuance under the Plan shall be subject to adjustment as required for the implementation of the provisions of the Plan, in accordance with Section 3.2 below. In the event an Option granted to any Participant expires or otherwise terminates hereunder, shares reserved for issuance upon the exercise of such Option shall become available for issuance upon the exercise of any other Options which the Company may grant under the Plan.

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3.2.	Adjustments. Upon the occurrence of any of the following events, a Participant’s rights under any Option granted hereunder shall be adjusted as hereinafter provided:

3.2.1.	In the event the Ordinary Shares shall be subdivided or combined into a greater or smaller number of shares or if, upon a merger, consolidation, reorganization, recapitalization or similar event or transaction whilst any Option remains exercisable or this Plan remains in effect, the Ordinary Shares shall be exchanged for other securities of the Company or of another corporation, each Participant shall be entitled, upon exercising a vested Option and subject to the conditions herein stated, to be issued in respect of the Option, such number of Ordinary Shares or amount of other securities of the Company or such other corporation as were exchangeable for the number of Ordinary Shares which such Participant would have been entitled to purchase had such event or events not occurred, and appropriate adjustments shall be made in the exercise price per share to reflect such subdivision, combination or exchange, so that Participants are not materially better or worse off as a result of the relevant event and provided that any such adjustment shall give the Participant the same proportion of the issued share capital of the Company for which such Participant would have been entitled to subscribe had he exercised all the Options held by him immediately prior to such adjustment and that such adjustment shall be made on the basis that the aggregate exercise price per share payable by the Participant on the full exercise of any Option shall remain as nearly as possible the same (but not greater than) as it was before such event. No such adjustment shall be made the effect of which would be to enable an Ordinary Share to be issued at less than its nominal value.

3.2.2.	In the event the Company shall issue any of its shares or other securities as bonus shares upon or with respect to its Ordinary Shares, each Participant upon exercising such Option shall be issued by the Company (for the exercise price payable upon such exercise), the Ordinary Shares as to which he is exercising his Option and, in addition thereto (at no additional cost), such number of shares (rounded down to the nearest whole number) of the class or classes in which such bonus shares were distributed which he would have received if he had been the holder of the Ordinary Shares as to which he is exercising his Option at all times between the date of issuance of such Option on behalf of a Participant in the name of the Trustee and the date of its exercise.

3.2.3.	Upon the occurrence of any of the foregoing events, the class and aggregate number of shares issuable pursuant to the Plan (as set forth in Section 3.1 hereof), in respect of which Options have not yet been granted, shall also be appropriately adjusted, to the extent necessary, to reflect the events specified in Subsections 3.2.1 and 3.2.2 above.

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3.2.4.	If there has been any alteration in the capital structure of the Company as referred to in this Section 3.2, the Company shall, upon receipt of a Notice of Exercise (pursuant to Section 8.5 below) inform the Participant of such alteration and shall inform the Participant of the adjustment to be made.

3.2.5.	The Committee shall determine the specific adjustments to be made in accordance with this Section 3 and the rules and regulations of any stock exchange applicable from time to time to the Company, by reason of their applicability to its shareholders or otherwise. A determination made in accordance with this Section 3.2.5 shall be conclusive.

4.	Issuance Of Options

4.1.	The maximum number of Options which may be issued and allotted and which may be required to be issued and allotted upon the exercise of Options to each Participant under this Plan in any 12-month period shall not exceed 1% of the total issued share capital of the Company as measured at the Grant Date of Options or further Options to such Participant. The eligibility of any person shall be determined from time to time on the basis of his contribution to the development of the Company.

4.2.	The persons eligible for participation in the Plan as Participants shall include any Employees or Non-Employees of the Company or of any Affiliate; provided, however, that (i) Employees may only be granted 102 Options and (ii) Non-Employees may only be granted 3(i) Options.

4.3.	The Company may designate Options granted to Employees pursuant to Section 102 as Unapproved 102 Options or Approved 102 Options.

4.4.	The grant of Approved 102 Options shall be made under this Plan adopted by the Board, and shall be conditioned upon the approval of this Plan by the ITA.

4.5.	Approved 102 Options may either be classified as Capital Gain Options (“CGOs”) or Ordinary Income Options (“OIOs”).

4.6.	No Approved 102 Options may be granted under this Plan to any eligible Employee, unless and until, the Company’s election of the type of Approved 102 Options as CGO or OIO granted to Employees (the “Election”), is appropriately filed with the ITA. Such Election shall become effective beginning on the first Grant Date of an Approved 102 Option under this Plan and shall remain in effect at least until the end of the year following the year during which the Company first granted Approved 102 Options (under this Plan or previous plans). The Election shall obligate the Company to grant only the type of Approved 102 Option it has elected, and shall apply to all Participants who were granted Approved 102 Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Options simultaneously.

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4.7.	All Approved 102 Options must be held in trust by a Trustee, as described in Section 11 below.

4.8.	For the avoidance of doubt, the designation of Unapproved 102 Options and Approved 102 Options shall be subject to the terms and conditions set forth in Section 102.

5.	Administration of the Plan

5.1.	Committee. The Plan shall be administered by the Compensation Committee, which has been appointed by and serves at the direction of the Board of Directors of the Company. The Board of Directors may from time to time remove members from, or add members to, the Committee, and may fill vacancies in the Committee however caused.

5.2.	Committee Actions. The Committee has selected one of its members as its Chairman and holds its meetings at such times and places, as it determines. Actions at a meeting of the Committee at which a majority of its members are present, or acts reduced to or approved in writing by all members of the Committee, are the valid acts of the Committee. The Committee keeps records of its meetings and makes such rules and regulations for the conduct of its business, as it deems advisable.

5.3.	Authority of Committee. The Committeehas the authority, in its sole discretion, subject to the approval of the Board of Directors – if such approval is required under the Companies Law – and subject to any applicable law and regulations and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan including, without limitation, the authority in its discretion to determine the persons to whom Options are granted, the number of shares covered by each Option, the time or times at which Options are granted, the Commencement Date and the Option Exercise Price, and any other terms to be included in the Grant Instrument which are permitted by the Plan. The Committee also has the power and authority to determine whether, to what extent, and under what circumstances an Option may be settled, canceled, forfeited, exchanged, or surrendered; to construe and interpret the Plan and any Grant Instrument and Option; and to make all other determinations deemed necessary or advisable for the administration of the Plan.

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5.4.	Interpretation and Construction. The interpretation and construction by the Committee of any provision of the Plan or of any Grant Instrument or Option thereunder shall be final and conclusive, unless otherwise determined by the Board of Directors of the Company.

5.5.	Acceleration and Other Amendments. Save and except for the occurrence of events specified in Section 6 below whereupon the Committee shall comply with the provisions therein, the Committee may, in its sole and absolute discretion, accelerate the date on which any Option granted under the Plan becomes exercisable, waive or amend the operation of Plan provisions respecting exercise after termination of employment or otherwise amend any of the terms of any Grant Instrument or Option, subject to the provisions of the Tax Ordinance, provided, however, that no such waiver or amendment shall adversely affect any Participant’s rights under any outstanding Grant Instrument or Option under the Plan without the consent of such Participant.

6.	Acceleration in the Event of a Change in Control;Winding Up

6.1.	Acceleration in the Event of Change in Control. In the event that within six months after a Change in Control of the Company a Participant’s employment with or service to the Company is terminated by or a Participant receives a notice of termination from the Company for any reason (other than termination for Cause), the Options granted to such Participant whether vested or not shall be automatically and immediately accelerated so that all such Options shall become vested and exercisable within thirty (30) days after the date of termination of employment or service.

All outstanding Options so vested in the manner as aforesaid which are not exercised within the thirty (30) days after the date of termination of employment or service shall terminate and cease to be outstanding upon the expiry of the aforesaid thirty-day period.

For the purpose of this Section 6.1, “Change in Control” shall mean:

(i) the acquisition which results in holding, directly or indirectly, of (a) the power to control at least 50% of the Company’s share capital; or (b) the power (exercisable alone or together in concert with others) to direct or cause the direction of the management and policies of the Company, whether through the ownership of Ordinary Shares, by law, contract or otherwise; or (c) the power (exercisable alone or together in concert with others) to elect or appoint at least 50% of the Board of Directors of the Company;

(ii) a merger, consolidation or similar transaction (including an arrangement) of the Company following which the Company is not a surviving corporation;

(iii) a merger, consolidation or similar transaction (including an arrangement) following which the holders of voting securities of that other company holding, in aggregate, 50% or more of all outstanding Ordinary Shares of the Company (including a merged or successor company) resulting from such merger, consolidation or similar transaction; or

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(iv) the sale, lease or exchange of all or substantially all of the property of the Company, other than in the ordinary course of business of the Company or to its subsidiary;

Provided that any event or transaction contemplated in sub-paragraph (i), (ii) or (iii) shall not constitute a Change in Control for purposes of this Plan if following such event or transaction, 50% or more of voting securities of the Company remain held directly or indirectly by the ultimate shareholder prior to such event or transaction (the “UltimateShareholder”) or any company or other person controlled directly or indirectly in any manner whatever whether through the ownership of voting securities or otherwise in fact by the Ultimate Shareholder.

6.2.	Acceleration in the Event of winding up. In the event of an effective resolution being proposed for the voluntary winding-up of the Company, any Participant may, subject to the provisions of all applicable laws, by notice in writing to the Company at any time prior to the date on which such resolution is passed, exercise his vested Options (to the extent not already exercised) either to its full extent or to the extent specified in such Notice of Exercise (in accordance with the provisions of Section 8.5) and shall accordingly be entitled, in respect of the Ordinary Shares to be issued upon the exercise of his or her vested Option, to participate in the distribution of the assets of the Company available in liquidation pari passu with the holders of the Ordinary Shares in issue on the date prior to the date of such resolution.

7.	Options Under the Plan; Grant Instrument

7.1.	Eligible Grantees. Options may be granted to any Employee or Non- Employee of the Company or its Affiliate selected by the Committee provided, however, that no Option may be granted by the Committee to any person serving as a member of the Committee at the time of the grant. The grant of an Option to a Participant shall neither entitle such Participant to, nor disqualify him from, receiving any other grants of Options pursuant to the Plan or participating in any other share option plan. Any grant of Options under the Plan shall be in compliance with the requirements under applicable laws and regulations, including by reason of their applicability to the Company’s shareholders or otherwise.

7.2.	Grant Instrument. Each Option granted under the Plan shall be evidenced by a written instrument signed by the Company and accepted in writing by the Participant which shall be accompanied by a copy of this Plan and shall contain such provisions as the Committee, in its sole discretion, may deem necessary or desirable (the “Grant Instrument”). By accepting an Option, a Participant thereby agrees that the Option shall be subject to all the terms and provisions of this Plan and the applicable Grant Instrument. Unless otherwise determined by the Committee, no payment is required to be made by a Participant on acceptance of an Option. The Grant Instrument shall also state the type of Option granted thereunder (whether a CGO, OIO, Unapproved 102 Option or a 3(i) Option).

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7.3.	Cancelled Options. Where the Company cancels any Option granted to a Participant but not exercised and issues new Option(s) to the same Participant, the issue of such new Option(s) may only be made with available unissued Options (excluding, for this purpose, the Options so cancelled) within the limit of this Plan under Section 3.1.

8.	Options

8.1.	Exercise Price. The Committee shall determine the exercise price per Ordinary Share (“Option Exercise Price”), subject to applicable law, regulations and guidelines. The Option Exercise Price will be determined taking into consideration the fair market value of an Ordinary Share at the time of grant. The fair market value of an Ordinary Share on any date will be equal to the average of the closing sale price of Ordinary Shares during the preceding 30 trading days, as such closing sale price is published by the Tel Aviv Stock Exchange, or if the Ordinary Shares are not listed on the Tel Aviv Stock Exchange, the main securities exchange on which the Ordinary Shares are traded or, if there is no sale of Ordinary Shares on such date, the average of the bid and asked prices on such exchange at the closing of trading on such date or, if Ordinary Shares are not listed on a national securities exchange on such date, the closing price or, if none, the average of the bid and asked prices in the over the counter market at the close of trading on such date, or if the Ordinary Shares are not traded on a national securities exchange or the over the counter market, the fair market value of an Ordinary Share on such date as determined in good faith by the Committee. Unless otherwise provided in the Grant Instrument, the Option Exercise Price shall be paid in NIS. Except for any applicable provisions of the Tax Ordinance or relevant securities laws or specific provisions of this plan, the Ordinary Shares and any other securities issued to a Participant (or the Trustee on his behalf) upon Option exercise and payment of the Option Exercise Price shall be subject to the articles of association of the Company from time to time in force (including, without limitation, provisions relating to voting and dividend) and shall be free and clear of any transfer restrictions; pledges, encumbrances or liens; and other third party rights of any kind.

With respect to Cashless Options, the Option Exercise Price per share set forth in the Grant Instrument will not be the actual amount to be paid by the Participant to the Company for said Cashless Options, but will only be used for the purpose of calculating and determining the number of Shares to be issued to the Participant as the result of the exercise of a Cashless Option.

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8.2.	Vesting Schedule. An Option shall become cumulatively vested as to one-fourth (25%) of the Ordinary Shares covered thereby on each of the first, second, third, and fourth anniversaries of its Commencement Date, unless otherwise set by the Committee in the Grant Instrument. Unless otherwise determined by the Committee and stated in the Grant Instrument, a Participant is not required to achieve any performance targets before the vesting or the exercise of an Option.

8.3.	Exercise Period. The exercise period during which an option may be exercised will be determined by the Committee and will not exceed ten years from the Grant Date or such shorter period set forth in the Grant Instrument.

8.4.	Minimum Exercise. No exercise of Options by a Participant, shall be for an aggregate exercise price of less than $1,000 unless such exercise is for all shares of the Company purchasable upon exercise of the Options held by a Participant (or by the Trustee on his behalf) which have vested as of such date. The partial exercise of an Option shall not cause the expiration, termination or cancellation of the remaining unexercised portion of such Option. Each Option exercise shall be in respect of a whole number of shares, and the Company shall not issue any fractional shares; the number of shares granted under the Plan to any Participant shall be rounded off (upward or downward) to the nearest whole number.

8.5.	Method of Exercise. An Option, or any part thereof, shall be exercised by (i) the Participant’s signing and delivering to the Company at its principal office, to the attention of its Secretary (or to the Trustee, if the Option is held in trust), an exercise notice (“Notice of Exercise”) in such form and substance as may be prescribed by the Committee from time to time, and (ii) full payment for the Ordinary Shares purchased upon the exercise of an Option. Payment shall be made on the date of delivery of the Notice of Exercise or on a later date, if so determined by the Committee, by the following means: (x) in cash, by certified check, bank cashier’s check or wire transfer, or (y) subject to the approval of the Committee, by such other method of payment as the Committee may from time to time authorize.

8.6.	Cashless Exercise – The Board of Directors of the Company may, at its discretion, resolve from time to time to allow Participants to exercise their vested Options through a cashless exercise procedure during a fixed period pursuant to which each vested Option will entitle its holder, with the right to purchase Ordinary Shares (subject to the adjustments described in Section 3.2 above), in accordance with the following formula (“Cashless Options”):

(A x B) - (A x C) B

A = the number of vested Options the Participant requests to exercise as written in the Notice of Exercise;
B = the fair market value of an Ordinary Share on the Notice Date (as defined in this Section 8.6) determined in accordance with the terms set out in Section 8.1 above;
C= the Option Exercise Price;

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During the period when Cashless Exercise is allowed, the Participant may elect to exercise vested Options by signing and delivering to the Company at its principal office, to the attention of its Secretary (or to the Trustee, if the Option is held in trust), an exercise notice (“Notice of Exercise”) in such form and substance as may be prescribed by the Committee and pay the nominal value of the Ordinary Shares in the manner as specified in Section 8.5.

The Committee or someone designated by it and/or the Trustee will make all applicable calculations with respect to the Option Exercise Price and determine the amount of Ordinary Shares issued or to be issued upon exercise of the vested Options, all in accordance with the Plan onthe date on which the Notice of Exercise has been delivered (as specified in Section 8.5, and if such date is not a business day, the first business day following such date) (“Notice Date”) including the applicable exchange rate in effect on the Notice Date and such calculation will be binding on the Participants.

Fractional Shares will be rounded down to the nearest whole number of Ordinary Shares.

8.7.	Issuance of Shares. Subject to any other applicable provisions of this Plan, Ordinary Shares purchased upon the exercise of an Option shall be issued in the name of the Trustee or the Participant, all in accordance with the requirements of the Tax Ordinance.

8.8.	Waiver of Option Rights. At any time prior to the expiration of any Option, a Participant may waive all rights attributable to such Option by delivering a written notice to the Company’s principal office, to the attention of its Secretary. Such notice shall be accompanied by the applicable Grant Instrument, shall specify the number of Ordinary Shares subject to the Option with respect to which the Participant waives his rights and shall be signed by the Participant. Upon receipt by the Company of the notice of waiver with respect to any Option, such Option shall expire with respect to the number of Ordinary Shares specified therein, and an amended Grant Instrument will be issued with respect to any Option or Options (or portion thereof) covered by the Grant Instrument as to which rights attributable thereto were not waived.

8.9.	Notices. All notices delivered by a Participant hereunder shall be signed by the Participant and notarized or certified by an attorney, or signed in the presence of (and countersigned by) the Company’s General Counsel or Corporate secretary. Any notice if sent by the Participant shall be irrevocable and shall not be effective until actually received by the Company.

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9.	Termination of Employment or Service

9.1.	Voluntary Termination by Participant. In the event that a Participant’s employment with or service to the Company is terminated by the Participant voluntarily for any reason other than Retirement, Disability or death: (i) Options granted to such Participant, to the extent vested at the time of termination of employment or service, shall be exercisable for a period of 90 days following either termination or the date upon which the Participant may freely sell Ordinary Shares acquired upon Option exercise, the later date of the two and (ii) Options granted to such Participant, to the extent that they were not vested at the time of termination of employment or service, shall expire at the time of termination.

9.2.	Termination by the Company Other Than For Cause. In the event that a Participant’s employment with or service to the Company is terminated by the Company for any reason other than for Cause: (i) Options granted to such Participant, to the extent vested at the time of termination of employment or service, shall be exercisable during the remainder of their exercise period, and (ii) Options granted to such Participant, to the extent that they were not vested at the time of termination of employment or service, shall expire at such time. Section 9.2 shall not apply upon occurrence of the events specified in Section 6 whereupon the provisions therein shall govern.

9.3.	Termination By Reason of Retirement, Death or Disability. In the event that a Participant’s employment with or service to the Company terminates by reason of the Retirement, Disability or death of the Participant: (i) Options granted to such Participant, to the extent vested at the time of termination of employment or service, shall be exercisable during the remainder of their exercise period, and (ii) Options granted to such Participant, to the extent that they were not vested at the time of termination of employment or service, shall expire at such time; provided, however, that a pro rata portion of the Options that would have become vested on the next anniversary of the Commencement Date (but for such termination of employment or service) shall become vested on the date of such termination of employment or service and shall be exercisable during the remainder of their Exercise Period. Such pro rata portion shall be determined by multiplying the number of unvested Options scheduled to vest on the next anniversary of the Commencement Date by a fraction, the numerator of which is the number of full and partial months which the Participant has been employed with or gave services to the Company since the most recent anniversary of the Commencement Date (or, if less than one year has elapsed since the Commencement Date, since the Commencement Date) and the denominator of which is twelve, rounded down to the nearest whole number.

9.4.	Termination For Cause. In the event a Participant’s employment with or service to the Company is terminated for Cause, all outstanding Options granted to such Participant shall expire upon the termination of employment or service. A Participant shall be entitled to challenge the Committee’s determination that a termination is for Cause, in which case, the final determination shall be made by a court of competent jurisdiction.

9.5.	Expiration of Term. Notwithstanding anything to the contrary in this Section 10, no Option shall be exercisable after the expiration of its Exercise Period.

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10.	Trust Arrangement

10.1.	Approved 102 Options which shall be granted under this Plan and any Ordinary Shares allocated or issued upon exercise of such Approved 102 Options and other rights, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Participants for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the “Holding Period”).

10.2.	With respect to any Approved 102 Option, subject to Section 102 and the Rules, Participants shall not be able to receive from the Trustee, nor shall they be able to sell or dispose of Ordinary Shares or any rights, including bonus shares, before the end of the applicable Holding Period. If a Participant sells or removes the Shares from the Trustee before the end of the applicable Holding Period (“Breach”), the Participant shall pay all applicable taxes imposed on such Breach by Section 7 of the Rules.

10.3.	Until all taxes have been paid in accordance with Section 7 of the 102 Rules, Options and Shares may not be sold, transferred, assigned, pledged, encumbered, or otherwise willfully hypothecated or disposed of, and no power of attorney or deed of transfer, whether for immediate or future use may be validly given. Notwithstanding the foregoing, the Options and Shares may be validly transferred in a transfer made by will or laws of descent, provided that the transferee thereof shall be subject to the provisions of Section 102 and the Section 102 Rules as would have been applicable to the deceased Participant were he or she to have survived.

10.4.	Upon receipt of Approved 102 Option, the Participant will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with this Plan, or any Approved 102 Option or Ordinary Share granted to him thereunder.

11.	Rights as a Shareholder

No Participant shall have any rights as a shareholder with respect to any Ordinary Shares or other securities of the Company covered by or relating to any Option, whether or not exercisable, until the due issuance of such shares by the Company. Ordinary Shares to be issued upon the exercise of an Option will be subject to all provisions of the Articles of Association of the Company for the time being in force and will, subject to the completion of registration (as referenced below), rank pari passu in all respects with the then existing fully paid Ordinary Shares in issue on the date in which the Option is duly exercised or, if that date falls on a day when the register of members of the Company is closed, the first day of re-opening of the register of members (“Exercise Date”) and accordingly will entitle the holders thereof to participate in all dividends or other distributions paid or made on or after the Exercise Date other than any dividend or other distribution previously declared or recommended or resolved to be paid if the record date therefor shall be before the Exercise Date. An Ordinary Share issued upon the exercise of an Option shall not carry voting rights until the Participant has been duly entered on the register of members of the Company as the holder thereof.

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12.	No Special Employment or Service Rights; No Right to Option

Nothing contained in this Plan or any Grant Instrument shall confer upon any Participant any right with respect to the continuation of employment by or service to the Company or interfere in any way with the right of the Company, subject to the terms of any separate employment or service agreement, at any time to terminate such employment or service, or to increase or decrease the compensation of or payment to the Participant. The Plan shall not form part of any contract of employment. No person shall have any claim or right to receive any shares hereunder except in accordance with the express terms of this Plan and a Grant Instrument issued to such person.

13.	Tax Matters

13.1.	This Plan shall be governed by, and shall be conformed with and interpreted so as to comply with, the requirements of Section 3(i) or Section 102 of the Tax Ordinance (as the case may be) and any regulations, rules, orders, or procedures promulgated thereunder.

13.2.	Any tax consequences arising from the grant or exercise of any Option, from the payment for Ordinary Shares covered thereby or from any other event or act (of the Company, and/or its Affiliates, and the Trustee – if applicable – or the Participant), hereunder, shall be borne solely by the Participant. The Company and/or its Affiliates, and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Participant shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Participant.

13.3.	The Company and/or, when applicable, the Trustee shall not be required to release any share certificate to a Participant until all required payments have been fully made.

13.4.	With respect to Unapproved 102 Option, if the Participant ceases to be employed by the Company or any Affiliate, the Participant shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

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14.	Withholding Taxes

Whenever cash is to be paid pursuant to an Option, the Company shall have the right to deduct from such payment an amount sufficient to satisfy any applicable withholding tax requirements related thereto. Whenever Ordinary Shares or any other non-cash assets are to be delivered pursuant to the exercise of an Option, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any applicable withholding tax requirements related thereto, and if such amount of cash is not timely remitted, to withhold such Ordinary Shares or any other non-cash assets pending payment by the Participant of such amounts.

15.	Transfers Upon Death; Non-Assignability

15.1.	Death. Upon the death of a Participant, outstanding Options granted to such Participant may be exercised only by (i) the Designated Beneficiary designated by such Participant pursuant to Section 23 below, or (ii) if such Participant did not designate a Designated Beneficiary, to the person deemed as such Participant’s Designated Beneficiary pursuant to Section 23 below or to a person who shall have acquired the right to the Options by will or by the laws of descent and distribution. No transfer of an Option by will or by the laws of descent and distribution shall be effective to bind the Company unless the Company shall have been furnished with (a) written notice thereof and with a copy of the relevant section of the will relating to the bequest of the Option, certified by a notary and/or such other evidence as the Committee may deem necessary to establish the validity of the transfer and (b) a written consent by the transferee to pay the Option Exercise Price upon exercise of the Option, if any, and otherwise abide by the terms set forth in this Plan and in the relevant Grant Instrument.

15.2.	Non-Assignability.

15.2.1.	Notwithstanding any other provision of the Plan, no Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to them given to any third party whatsoever, and during the lifetime of the Participant each and all of such Participant’s rights to purchase Ordinary Shares hereunder shall be exercisable only by the Participant. Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void and shall entitle the Company to cancel any Option granted to such Participant to the extent not already exercised.

15.2.2.	As long as Options or Ordinary Shares purchased pursuant to thereto are held by the Trustee on behalf of the Participant, all rights of the Participant over the shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

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16.	Expenses and Receipts

The expenses incurred in connection with the administration and implementation of the Plan (excluding any taxes and other liabilities to which the Participant is subject as a result of his or her participation in the Plan) shall be paid by the Company. Any proceeds received by the Company in connection with the exercise of any Option may be used for general corporate purposes.

17.	Term and Termination

17.1.	Term of Plan. Options may be granted at any time after (i) the Effective Date (ii) (for CGO or OIO Options) the Trustee has been approved by the Israeli Income Tax Authorities pursuant to the requirements of the Tax Ordinance, and (iii) any other approvals or consents required by law have been received, until the Termination Date after which period no further Options may be issued but the provisions of the Plan shall remain in full force and effect to the extent necessary to give effect to the exercise of any Options granted or exercised prior thereto or otherwise as may be required in accordance with the provisions of the Plan.

17.2.	The Board of Directors of the Company may, at any time and from time to time, terminate the Plan in any respect, subject to any applicable approvals or consents that may be otherwise required by law, regulation or agreement, including by reason of their applicability to its shareholders or otherwise, and provided that no termination of the Plan shall adversely affect the terms of any Option which has already been granted. Upon such termination, no further Options will be offered under the Plan, but in all other respects the provisions of the Plan shall remain in force to the extent necessary to give effect to the exercise of any Options (to the extent not already exercised) granted prior thereto or otherwise as may be required in accordance with provisions of the Plan and Options (to the extent not already exercised) granted prior to such termination shall continue to be valid and exercisable in accordance with the Plan.

18.	Amendment of the Plan

18.1.	Subject to other sections of the Plan, applicable law and the rules and regulations of any stock exchange applicable from time to time to the Company, by reason of their applicability to its shareholders or otherwise, the Plan may be altered or amended in any respect by a resolution of the Board of Directors of the Company except that, to the extent applicable, provisions relating to matters set out in Rule 17.03 of Chapter 17 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd as amended from time to time, shall not be altered or amended to the advantage of Participants except with the prior sanction of a resolution of the shareholders of the Company in general meeting.

18.2.	Any alterations or amendments to the terms and conditions of the Plan which are of a material nature or any change to the terms of the Options granted must be approved by the shareholders of the Company except where the alterations take effect automatically under the existing terms of the Plan.

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18.3.	Any change to the authority of the Board of Directors of the Company or the Committee in relation to any alteration to the terms of the Plan must be approved by the shareholders of the Company in general meeting.

18.4.	The terms of the Plan and/or any Options amended pursuant to this section 18 must comply with the applicable rules and/or regulations of any stock exchange applicable from time to time to the Company, by reason of their applicability to its shareholders or otherwise.

19.	Failure to Comply

In addition to the remedies of the Company elsewhere provided for herein, failure by a Participant to comply with any of the terms and conditions of the Plan or the applicable Grant Instrument shall be grounds for the cancellation and forfeiture of such Option, in whole or in part, as the Committee, in its absolute discretion, may determine, provided however, that such failure is not remedied by such Participant within ten days after notice by the Company of such failure.

20.	Required Approvals

The Plan is subject to the receipt, and the terms, of all approvals and permits required under any applicable law or by regulatory authorities having jurisdiction over the Plan, the Options, or the Ordinary Shares issued upon exercise of Options, including by reason of their applicability to the Company’s shareholders or otherwise.

21.	Applicable Law

The Plan and all instruments issued thereunder or in connection therewith, shall be governed by, and construed and administered in accordance with the laws of the State of Israel.

22.	No Rights Against the Company

This Plan shall not confer on any person any legal or equitable rights (other than those constituting the Options themselves) against the Company directly or indirectly or give rise to any cause of action at law or in equity against the Company.

23.	Treatment of Participants

There is no obligation for uniformity of treatment for Participants.

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24.	Unfunded Status of Awards

The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Option, nothing contained in the Plan or any Grant Instrument shall give any such Participant any rights that are greater than those of a general unsecured creditor of the Company.

25.	No Fractional Shares

No fractional shares shall be issued or delivered upon exercise of an Option. Unless otherwise provided herein, in lieu of fractional shares, the Company shall pay to an exercising Participant cash or other property, or issue additional Options, as the Committee deems appropriate.

26.	Designation of a Beneficiary

A Participant may file with the Company a written designation of a Designated Beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no Designated Beneficiary survives the Participant, the Participant’s estate representative (e.g. executor, administrator or similar representative) shall be deemed to be the Participant’s Designated Beneficiary.

27.	Integration Of Section 102 And Tax Assessing Officer’s Permit

27.1.	With regards to Approved 102 Options, the provisions of the Plan and/or the Grant Instrument shall be subject to the provisions of Section 102 and the Tax Assessing Officer’s permit, and the said provisions and permit shall be deemed an integral part of the Plan and of the Grant Instrument.

27.2.	Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the Plan or the Grant Instrument, shall be considered binding upon the Company and the Participants.

28.	Confidentiality

The Participant shall not divulge the details of the Plan and/or his holdings to any person except with the prior written permission of the Company, unless so required to do under any statutes or regulations applicable to such Participant.

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Annex “D”

Translation of Sections 21-24 of the License

Transfer of Means of Control

21.1	A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2	Any of the said Means of Control, or a part of them, in the Licensee, may not be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3	No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	Subject to what is stated above in this Paragraph, no Means of Control shall be transferred, either directly or indirectly, in a way that will cause the share of an MRT Operator in the Licensee to be reduced from twenty-five (25%) of the voting rights in the general meeting and of the right to appoint a Director or General Manager, unless five (5) years have elapsed from the date of License award; if five (5) years have elapsed from the date of License award, an MRT Operator’s share may decrease from twenty-five percent (25%) to the extent of selling the entire Means of Control held by it to another, all subject to the approval of the Minister both for the reduction in the MRT Operator’s share of the Means of Control in the Licensee, and with regard to the buyer; for the matter of this Paragraph, “MRT Operator” has the same meaning as set out in Paragraph 14.1B.

21.5	[1]Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

1 Amendment No. 3

21.6	Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee[2].

21.7	(a)	Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)	Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)	A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)	No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

2 Amendment No. 4

For the purposes of this clause:

“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8	For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of [3]Founding Shareholders or their Substitutes reduces to less than 4 5 26[6]% of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.

‘For the purpose of this article: “Founding Shareholders or their Substitutes”- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister’s consent, before 4.7.2004 (each of the above entities shall be termed “Founding Shareholder”), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder’s substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister[7]. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister’s consent for every transfer of the Means of Control in the Licensee that requires the Minister’s consent in accordance with any other article in the License.[8]

3 Amendment No. 25

4 Amendment No. 9

5 Amendment No. 28

6 Amendment No. 31

7 Amendment No. 31

8 Amendment No. 25

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.[9]

22.	Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes[10]

22A.1.	The total cumulative holdings of the “Founding Shareholders or their Substitutes”, as defined in Article 21.8, (including anyone that is an “Israeli Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of Control in the Licensee.

22A.2	The total cumulative holdings of “Israeli Entities”, one or more, that are considered as one of the Founding Shareholders or their Substitutes, from the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22A.1 above, shall not be reduced at all times to less than 5% of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the Licensee.

9Amendment No. 31

10Amendment No. 31-Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005

In this Article-

“Israeli Entity”- for an individual-an Israeli citizen or resident of Israel, For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter, “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

For this matter, “Dormant Shares”- as defined in Article 308 of the Companies Law, 5759-1999.

22A.3	At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter-if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth.

22A.4	The Licensee’s Board of Directors shall appoint from among its members that have security clearance and security compatibility to be determined by the General Security Service (hereinafter: ” Directors with Clearance”) a committee to be designated “the Committee for Security Matters”, or CSM. The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5	Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released from any liability for any claim of breach of duty of care towards the Licensee, if the breach of duty of care was a result of his or her inability to participate in the meetings or receive information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters

22A.7	(a) The Minister shall appoint an observer for the Board of Directors and committee meetings, that has security clearance and security compatibility that will be determined by the General Security Services.

(b) The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c) In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required to fulfill his responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any entity that directly competes with the Licensee or has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months after he completes this term.

In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d) Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e) The observer’s entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f) If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8	The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1	The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2	Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services; the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3	Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4	The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6	For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)	Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;

(5)	Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7	If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6; the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8	The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; [11]the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

24.	Prohibition of Conflict of Interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

11 Amendment No. 10

PROXY CARD

Date: __________, 2008

Partner Communications Company Ltd.
8 Ha'amal Street
Rosh Ha'ayin, Israel

Re: Annual and Extraordinary General Meeting of the Shareholders
to be held on June 25, 2008

I, the undersigned ________________________, [Identification No./Registration No.] _________________1, of _____________________________________________, being the registered holder or the holder of an appropriate Deed of Authorization, attached hereto, of __________ Ordinary Shares2, par value NIS 0.01 per share, of Partner Communications Company Ltd. (the “Company”), hereby appoint any one of David Avner, Emanuel Avner and Roly Klinger (the “Proxies”) to vote on behalf of the undersigned all the Ordinary Shares specified above which the undersigned is entitled to vote at the referenced general meeting or any adjournment thereof.

This Proxy Card, when properly executed and delivered to the Company at least two Business Days prior to the date of the referenced general meeting will be voted in the manner directed herein by the undersigned. If no indication is made, this Proxy Card will be voted FOR each item specified below.

Item No.	Subject of the Resolution	Vote
		For	Against	Abstain
(i)	To re-appoint Kesselman & Kesselman, as the Company's auditor for the period ending at the close of the next annual general meeting.

1 In the event that the shareholder does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country which issued the passport.

2 A Shareholder is entitled to give several Proxy Cards, each of which refers to a different quantity of Ordinary Shares of the Company held by him, her or it, so long as he, she or it shall not give Proxy Cards with respect to an aggregate number of Ordinary Shares exceeding the total number he, she or it holds.

Item No.	Subject of the Resolution	Vote
		For	Against	Abstain
(ii)	To note the auditor's remuneration for the year ended December 31, 2007, as determined by the Audit Committee and by the Board of Directors and to approve the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2007.
(iii)	To discuss and approve the Company's audited financial statements for the year ended December 31, 2007 and the report of the Board of Directors for such period.
(iv)	To re-elect the following nine directors to the Company's Board of Directors until the close of the next annual general meeting: Fok Kin-ning Canning; Chan Ting Yu; Chow Woo Mo Fong Susan; Galil Uzia; Gissin Erez; Lui Dennis Pok Man; Shachar Pesach; Shorer Amikam and Sixt Frank John and to approve the compensation for two of them, Mr. Galil and Mr. Gissin. No change is made to the provisions of the directors' indemnification and insurance policies.
(v)	To approve the change to the remuneration of the Company's External Directors (dahatzim).
(vi)	To approve the amended Company's 2004 Share Option Plan.

2

You must mark one of the following two boxes (if an X is not marked in any box, or if an X is marked in both boxes, the vote shall be disqualified)3:

☐	I, the undersigned, hereby declare that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998 (the “License”).

☐	I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the License.

For your convenience, a translation of sections 21-24 to the License is attached as “Annex D” to the Proxy Statement distributed with this Proxy Card.

—————————————— Signature Name (print): ________________ Title: ______________________

3In the event that the Shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of his, her or its Ordinary Shares, a separate Proxy Card should be filed for each quantity of Ordinary Shares in respect of which he, she or it intends to vote differently.

3

DEED OF AUTHORIZATION

Date1 : ________ , 2008

To:	Partner Communications Company Ltd. (the "Company")
Attn:	Roly Klinger, Vice President, Legal and Regulatory Affairs and Joint Company Secretary

Re:       Annual and Extraordinary General Meeting of Shareholders
to be held on June 25, 2008

I, the undersigned2 _________________________, (Identification No./Registration No. _________), of ____________________________________________, being the registered holder of _______________________________________3 Ordinary Shares, par value NIS 0.01 per share, of the Company, hereby authorize _______________________, Identification No. _______________4, to participate and vote in my stead and on my behalf at the referenced meeting and in any adjournment of the referenced meeting of the Company, until I shall otherwise notify you.

I declare the following (if an X is not marked in any box, or if an X is marked in both boxes, the vote shall be disqualified)5:

☐	I, the undersigned, hereby declare that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998 (the “License”).

☐	I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the License.

1 Date of signature.

2 Name of Shareholder.

3 A shareholder is entitled to give several deeds of authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by him, her or it, so long as he, she or it shall not give deeds of authorization with respect to an aggregate number of Ordinary Shares exceeding the total number he, she or it holds.

4 In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country which issued the passport.

5In the event that the Shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of his, her or its Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which he, she or it intends to vote differently.

For your convenience, a translation of sections 21-24 to the License is attached as “Annex D” to the Proxy Statement distributed with this Deed of Authorization.

—————————————— Signature Name: Title:

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: May 20, 2008